FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated November 15, 2005

Item 2	CN’s 2005 Investor Fact Book

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN to webcast 2005
Investors’ Conference in New York City Nov. 17-18

2005 CN Investor Fact Book to be posted on website at 5 p.m. ET today

MONTREAL, Nov. 15, 2005 — CN will webcast its 2005 Investors’ Conference in New York City on Nov. 17 and 18, 2005.

E. Hunter Harrison, president and chief executive officer of CN, will open the conference with a presentation starting at 5.15 p.m. Eastern time (ET) on Nov. 17 -- the date that marks the 10th anniversary of CN’s privatization and initial public offering of shares.

The conference will focus on CN’s strategies, opportunities and financial outlook through 2010.

The webcast and slides supporting Harrison’s remarks will be available on the Investors’ section of CN’s website, www.cn.ca/investors. The slides will be posted at 4.30 p.m. ET Nov. 17. Please click on Analyst Presentations at that time.

Starting at 8.15 a.m. Nov. 18, presentations will be made by Jim Foote, executive vice-president, sales and marketing; Mike Mohan, vice-president, Service; Paul Waite, vice-president, IMX; Ed Harris, executive vice-president, operations; Peter Marshall, senior vice-president, Western Canada Region; Keith Creel, senior vice-president, Eastern Canada Region; Gordon Trafton, senior vice-president, United States Region; Les Dakens, senior vice-president, People; and Claude Mongeau, executive vice-president and chief financial officer.

The slides supporting these presentations will be posted on CN’s website at 7.30 a.m. ET Nov. 18.

The webcasts and slide presentations will be archived on CN’s website until Dec. 2, 2005.

CN also announced that its 2005 Investor Fact Book will be available on the Investors’ section of its website at 5 p.m. ET today. The Fact Book provides extensive information on CN’s franchise, business model, outlook, and financial and operating performance. Printed copies will be available from CN Investor Relations, 935 de La Gauchetiere Street West, 16th floor, Montreal, Quebec, H3B 2M9.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
(905) 669-3384	(514) 399-0052

Item 2

CN Investor Fact Book

2005

driving change to deliver

CN

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the U.S. Private Securities Litigation Reform Act of 1995

All financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). Canadian National Railway Company is sometimes referred to as “the Company,” “Canadian National,” or “CN.”

Except for historical information, certain statements contained in the 2005 Investor Fact Book may be forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the following: general economic and business conditions, which may impact demand for the Company’s services, changes in, or compliance with government regulations (especially environmental laws and regulations), and other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the U.S. including the Company’s 2004 annual information form and annual report, filed on Form 40-F with the U.S. Securities and Exchange Commission. This 2005 Investor Fact Book has been filed with the various securities commissions or similar authorities in each of the provinces of Canada and submitted on a Form 6-K with the U.S. Securities and Exchange Commission. Cautionary Statement for Purposes of the Safe Harbor Provisions of the U.S. Private Securities Litigation Reform Act of 1995.

2005 CN Investor Fact Book

Table of Contents

2	Letter from E. Hunter Harrison

4	Financial and statistical highlights

6	CN company profile

7	System map

8	Timeline

9	Precision railroading

10	Premium service offering

12	Density map

14	BC Rail

16	GLT

18	Ports

20	Sales, marketing and service Intermodal Grain and fertilizers Coal Forest products Automotive Petroleum and chemicals Metals and minerals

47	Investor focus Managing energy costs Capital expenditures The right people Regulatory environment Safety Shareholder value Rewarding shareholders

61	Financial and statistical data

76	CN’s Executive Council

81	Corporate information

82	Shareholder and investor information

driving change to deliver

Is the story over?

Dear Investor

I am pleased to present CN’s 2005 Investor Fact Book. This year marks the tenth anniversary of our privatization. In the past decade no other company in Canada has come as far – or experienced as much change successfully – as CN. The reason, I believe, is our ability to embrace, lead and champion change.

     Since the IPO (initial public offering), the value of CN shares on the Toronto Stock Exchange has risen by more than 800 per cent – and close to 1,000 per cent on the New York Stock Exchange – far outstripping the performance of other railroads and performing more than seven times better than the S&P 500. This has led to a more than tenfold increase in the overall market capitalization of CN, to $23 billion from $2 billion in November 1995. CN is now the second largest among Class I railroads in North America in terms of market capitalization.

     CN’s operating ratio – the percentage of revenues required to operate and maintain the railroad – trailed the rail industry at 89 per cent at the time of the IPO. We have steadily improved our operating ratio performance, posting an industry-leading 64.4 per cent for the first nine months of 2005. Think about this – our performance is more than 11 points better than the next most efficient carrier, and approximately 17 points better than the industry average.

     At CN, our people have continuously defied conventional wisdom and continuously striven to exceed expectations. In 1995, our IPO goals were $700 million in operating income, an 82 per cent operating ratio and $1 of free cash flow by 2000. Critics said it couldn’t be done. But we proved them wrong by far exceeding those targets by 1997 – three years ahead of schedule.

     In 1998 we set a new strategic course for CN – North America’s Railroad. We announced the acquisition of Illinois Central, struck a marketing alliance with Kansas City Southern and launched the scheduled/precision railroad operating plan.

     Company observers asked – Is the story over? The Company responded with a resounding no! From 2001 through 2004 we created a new model for successful railroading. We posted record earnings, operating ratio and free cash flow. We acquired Wisconsin Central, BC Rail and GLT. We established a new executive team. We reached landmark labor agreements with our U.S. train and engine employees that scrapped 100-year-old antiquated steam-age thinking about how to run trains. We introduced Intermodal Excellence (IMX), Carload Excellence (CX) and rate increases for premium products – all measures that have redefined railroading as we know it.

     Indeed, we’ve had a truly impressive run since the IPO. However, there is something to keep in mind. CN’s success isn’t attributable to its business no!

model, or the concept of precision railroading, or any of the acquisitions we’ve made, although they’ve all been part of it. The real reason for CN’s success is its people, the women and men who’ve managed the Company through the prism of CN’s five core principles – providing good service, controlling costs, focusing on asset utilization, developing people and accomplishing the first four principles without getting anyone hurt. Season these values heavily with passion and integrity – that’s what CN is all about!

     We have focused relentlessly on people development, through “Hunter Camps” where I explain our management philosophy to high-potential employees, through the “Railroad MBA” program to give exceptional executives a wide-ranging railroad education, and through our continued emphasis on behavior and the consequences of good and bad decisions. We call this process ABCs – for antecedents, behavior, and consequences.

     Change is hard for many to accept. Change is not painless. Change is not without risk. But CN is where it is today because CN people have met the challenge of managing and adapting to change to serve the best interests of shareholders, customers and employees. They know we must constantly re-examine the way we do things to ensure we do the right things and discard those that don’t have value.

     Are we always right? No. Do we always execute flawlessly? No. But more often than not we make the right decisions for the right reasons, in the right ways.

     We have a pipeline of initiatives to help keep CN at the forefront of rail industry performance: new industry partnerships with other railroads through routing protocols; maximizing the benefits of Intermodal Excellence (IMX), Carload Excellence (CX) and our Service department; and improving our dialogue with organized labor. One of the initiatives I’m most excited about is Smart Yard, a plan that will make traditional switching practices at our largest yards more flexible and productive.

     The next 10 years at CN will be just as exciting as the past decade. The model is working and we’re determined to stay ahead of the pack. One thing I know for sure in the years ahead – change will be ever constant, as will be our commitment to manage it the right way.

     And we will make our best efforts to continue to deliver the type of shareholder returns that you have come to expect and deserve from this great Company.

E. Hunter Harrison
President and Chief Executive Officer

Financial and statistical highlights

Financial highlights

						First nine months

unaudited	2000	2001(1)	2002	2003	2004(2)	2004(2)	2005

$ in millions, except per share data, or unless otherwise indicated

Financial results
Revenues	$5,428	$5,652	$6,110	$5,884	$6,548	$4,812	$5,354
Adjusted operating income(3)	1,648	1,780	1,870	1,777	2,168	1,561	1,904
Adjusted net income(3)	879	978	1,052	1,045	1,258	882	1,126
Adjusted diluted earnings per share(3)	2.93	3.28	3.48	3.60	4.34	3.05	3.98
Weighted-average number of
shares diluted (millions)	304.1	301.4	304.2	290.7	289.9	289.6	283.1

Financial ratios (%)
Adjusted operating ratio(3)	69.6	68.5	69.4	69.8	66.9	67.6	64.4
Debt to total capitalization	41.4	45.7	40.0	35.6	35.7	36.7	35.1

Other information
Dividend per share	$0.47	$0.52	$0.57	$0.67	$0.78	$0.59	$0.75
Net capital expenditures	958	941	938	1,043	1,072	707	792
Free cash flow(4)	386	443	513	578	1,025	754	1,058

(1)	2001 includes Wisconsin Central Transportation Corporation (WC) from October 9, 2001.
(2)	2004 includes Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail from May 10 and July 14, respectively.
(3)	Adjusted to exclude items affecting the comparability of results. See Appendix C for a reconciliation of non-GAAP measures.
(4)	See Appendix C for a reconciliation of non-GAAP measures.

*	Adjusted to exclude items affecting the comparability of results. See Appendix C for a reconciliation of non-GAAP measures.

**	First nine months

Statistical highlights

						First nine months

unaudited	2000	2001(1)	2002	2003	2004(2)	2004(2)	2005

Route miles	15,532	17,986	17,821	17,544	19,304	19,303	19,221
(includes Canada and the U.S.)
Carloads (thousands)	3,754	3,685	4,075	4,100	4,578	3,333	3,633
Gross ton miles (millions)	288,150	293,857	309,102	313,593	332,807	244,171	255,066
Revenue ton miles (millions)	148,732	151,415	158,474	162,152	174,240	128,267	134,103
Employees (average during period)	22,457	22,668	23,190	22,012	22,470	22,283	22,373
Employees (end of period)	21,378	22,868	22,114	21,489	22,679	23,466	22,141
Diesel fuel consumed
(U.S. gallons in millions)	341	351	369	374	391	288	302
Average price per U.S. gallon	$1.24	$1.35	$1.20	$1.21	$1.30	$1.26	$1.66

(1)	2001 includes WC from October 9, 2001.
(2)	2004 includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.

Certain of the comparative statistical data have been restated to reflect changes to estimated statistical data previously reported.

* First nine months

CN company profile

CN is the only rail network on the North American continent to connect three coasts – the Pacific, the Atlantic, and the Gulf of Mexico. Through a series of marketing alliances, interline agreements, co-production arrangements and routing protocols, CN customers have access to all three NAFTA nations.

     Following the acquisitions of Illinois Central in 1999, Wisconsin Central in 2001, and Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail in 2004, CN gives shippers more options and greater reach in the expanding market for north-south trade. Smooth, flawless, step-by-step integration has been a common characteristic of each of these transactions.

     CN’s business strategy is guided by five core principles: providing good service, controlling costs, focusing on asset utilization, committing to safety, and developing people. The Company continues to innovate to improve its products, its ability to sell them, and its customer support capability. CN’s efforts to increase speed, efficiency and reliability through the execution of its precision railroading concept are ongoing and never-ending.

     CN currently employs about 22,100 people and operates approximately 19,200 route miles of track. The Company generated a record $6.5 billion in revenue in 2004 and is on track to exceed $7 billion in revenue for 2005. CN also reported record free cash flow* in 2004 of over $1 billion, and is targeting 2005 free cash flow of about $1.3 billion.

     The Company’s revenue is derived from movements of a balanced mix of goods between diverse origins and destinations. This product and geographic diversity enhances CN’s capacity to withstand economic challenges, as well as its ability to capitalize on revenue-growth opportunities. In 2004, no one portion of CN’s business mix accounted for more than 23 per cent of its freight revenues. From a geographic standpoint, CN is equally well diversified. In 2004, 23 per cent of revenues came from U.S. domestic traffic, 23 per cent from Canadian domestic traffic, 34 per cent from transborder traffic, and 20 per cent from overseas traffic.

     CN originates approximately 87 per cent of the traffic moving along its network. This enables the Company to capitalize on service advantages and build on opportunities to efficiently use assets.

     CN’s operating ratio, at 64.4 per cent for the first nine months of 2005, represents a 3.2 percentage point improvement compared to the same period in 2004. At the same time, this is approximately 17 points better than the average of other North American Class I railroads, and more than 11 points better than CN’s nearest competitor’s operating ratio.

     CN was privatized in 1995. The privatization transformed CN from a government Crown Corporation into an investor-owned company. As required by the CN Commercialization Act, there is a 15 per cent ownership limit on the Company’s common shares by any holder alone or together with associates.

* See Appendix C for a reconciliation of non-GAAP measures.

CN system map

Prince Rupert
Edmonton
Kamloops
Vancouver
Calgary
Saskatoon
Regina
Winnipeg
Thunder Bay
Hearst
Quebec
Moncton
Halifax
Montreal
Sault Ste. Marie
Duluth
Stevens Point
Green Bay
Fond du Lac
Toronto
Sarnia
Buffalo
Detroit
Sioux City
Omaha
Chicago
Springfield
St. Louis
Memphis
Jackson
Mobile
Baton Rouge
New Orleans
CN Lines
Secondary Feeder and Connecting Short Lines

CN Investor Fact Book 7

CN – North America’s Railroad

Timeline since privatization

November 1995
Privatization of CN

February 1998
Illinois Central acquisition announced

April 1998
CN and Kansas City Southern announce a 15-year marketing alliance

July 1999
Acquisition of Illinois Central

December 1999
CN/BNSF proposed combination announced

July 2000
CN/BNSF announce termination of efforts related to proposed combination agreement, following announcement of the U.S. Surface Transportation Board’s (STB’s) 15-month moratorium on rail-merger applications

January 2001
Announcement of Wisconsin Central acquisition

October 2001
Acquisition of Wisconsin Central

October 2003
Announcement of acquisition of GLT

November 2003
CN announces BC Rail transaction

May 2004
CN closes acquisition of GLT

July 2004
CN closes BC Rail transaction

Precision railroading

CN pioneered the scheduled railroading concept in North America, when it introduced its service plan in 1998. Under the plan, CN runs regularly scheduled trains that leave at predetermined times. Each car or container has a specific trip plan that fits into the design of the train schedule.

     This is a highly disciplined process, where CN handles individual railcar movements according to a specific plan, and where the Company manages expectations to meet agreed-upon customer commitments.

     With precision railroading – an evolution of CN’s scheduled railroading – the focus is clearly on the carload and the customer’s shipment, rather than on the train. That is what matters most to CN’s customers – whether a train is on time or late is not of concern, but they do care that their shipments are on time.

     CN managers – with this customer-shipment focus – look at each and every process that affects delivery, and constantly fine-tune them. Because every aspect of train operations, whether locomotive distribution, crew management, car repair or track maintenance, exists to keep customer shipments moving, the discipline to make things run like clockwork permeates the entire CN organization.

Helping customers grow their businesses

CN has also refined the precision railroading process to help its customers grow their businesses – and to grow its own business. The best way to create shareholder value is to create value for customers. Precision railroading has been a key contributor to CN’s industry-low operating ratio and continued earnings growth. CN believes that its successful traffic growth would not be possible without the quality of service afforded by precise execution of the trip plan.

The foundation for CN’s business model

For CN’s merchandise shippers – in the forest products, petroleum and chemicals, metals and minerals, and automotive sectors; as well as its intermodal customers – the precision railroad operates according to a trip plan for every railcar.

     This has led to reduced transit times. It has also improved the consistency of CN’s transportation offering, enhanced the Company’s productivity, and helped to improve its network capacity. The year 2003 saw the beginning of the application of precision railroading principles to CN’s Intermodal business through the Company’s IMX initiative.

     For CN’s customers, the Company’s precision railroading adds up to better service, reduced inventory and capital requirements, reduced need for high-cost private fleets, and the economies of rail transportation compared to the truck mode.

Improved cost control and asset utilization

Within CN, precision railroading has made the Company more competitive and more reliable, and has improved its cost control and asset utilization efforts on the network and in its yards.

Premium service offering

While CN transports commodities, its product offering is not sold like a commodity. CN provides a premium transportation service to customers and prices accordingly. CN’s service principle is quite simple: “to do what we say we’ll do.” Shippers value CN’s quality service because it allows them to better plan their own production schedules and inventory levels, reduce distribution costs, and deal reliably with their own customers.

     CN’s high-quality service offering is driven by precision railroading and continuous refinement of the Company’s service plan – and all of this within a culture of disciplined execution.

     Quality service opens up new markets for CN and its customers – in those areas where the railroad industry historically had not been fully competitive with the truck mode. These new opportunities – driven by CN’s enhanced service offering – enable the Company to grow its top line through market-share gains and improved yields with higher-quality revenues. Lower costs, better asset utilization, increased fluidity and additional capacity are just some of the other related benefits of CN’s premium service product.

Railroad industry partnerships – routing protocols

CN has been an industry leader with its continued identification and implementation of efficiencies to further improve service for North America’s shippers. CN’s continued expansion of its routing protocol effort has been a major initiative for the Company and the industry. In 2004 and 2005, CN announced a series of agreements with its U.S. interline partners. These serve to reduce rail-freight costs industry-wide by placing traffic on the most efficient routing – regardless of ownership. The agreements established a structured plan to direct rail traffic flows through the most efficient interchange locations in order to improve both transit times and asset utilization, thereby making the most efficient use of capacity. Customers can now reach key Canadian and U.S. markets more quickly, thanks to increased traffic velocity, reduced number of handlings, shortened routes, and the use of less congested gateways. CN currently has routing protocol arrangements with CSX, Union Pacific, Burlington Northern Santa Fe, Norfolk Southern (NS) and Ontario Northland.

Co-production

CN announced a number of new co-production agreements in 2004 and 2005. These build on co-production arrangements initially developed with Canadian Pacific Railway (CPR) in 2000.

     To improve service to the Port of Vancouver, CN and CPR developed an agreement to jointly increase capacity on key sections of track in the Vancouver area. This improves the fluidity of rail operations over existing infrastructure.

     Following this, CN and CPR reached an agreement on three network initiatives to improve railway transit times and asset utilization in British Columbia, Alberta and Ontario. The efforts included slot-sharing arrangements which combine CPR locomotives with CN crews, directional running, and a haulage arrangement allowing CN to rationalize a portion of under-utilized track. Finally, CN signed an agreement with CPR and NS in late 2004. Under the three-railroad agreement, CN’s existing merchandise carload customers in Quebec and the Maritimes now have quicker access to important destination markets in the eastern United States. The agreement also lets the railroads improve the utilization of their locomotive and car fleets, as well as their networks.

Higher-quality assets

Over the past five years, CN has invested heavily in new, more reliable locomotives. The reliability of these new units helps to strengthen the Company’s ability to provide improved service with reduced failures and bad orders. Additionally, the new units are almost 20 per cent more fuel-efficient than their predecessors and comply fully with the latest regulatory requirements for reduced locomotive exhaust emissions.

Continuous improvement

Trip Plan Compliance and Car Velocity are just two of the key statistics used at CN. These are important measures of service performance and network velocity.

     For the third quarter of 2005, CN’s Trip Plan Compliance (excluding BC Rail and GLT) score improved by four percentage points to 92 per cent – up from 88 per cent for the same period in 2004. CN continues to strive to consistently exceed 90 per cent in this measure.

     Car Velocity is an average-speed calculation – expressed in car miles per car day – of the car movements from time of release at one location to time of arrival at destination or interchange location. The third-quarter 2005 velocity on the former CN territory (excluding BC Rail and GLT) improved by seven per cent to 158 car miles per car day over the comparable figure for the same period in 2004.

44.3
Winnipeg - Ft. Francis
37.8
Winnipeg - Toronto
9.4
Ft. Francis - Thunder Bay
3.5
Thunder Bay - Longlac
32.4
Ft. Francis - Superior
42.1
Superior - Chicago
18.6
Halifax - Quebec
42.4
Montreal - Quebec
71.2
Toronto - Montreal
55.8
Port Huron - Toronto
16.5
Toronto - Niagara Falls
17.8
Port Huron - Detroit
1.9
Omaha - Tara
57.0
Chicago - Port Huron
30.5
East St. Louis - Fulton
36.7
Chicago - Memphis
46.2
Memphis - Jackson
22.4
Jackson - New Orleans
11.5
Jackson - Mobile
11.8
Baton Rouge - New Orleans
Millions of GTMs per route mile
(based on 2004 results)
Over 50 million GTMs per route mile
20-50 million GTMs per route mile
10-20 million GTMs per route mile
Less than 10 million GTMs per route mile

CN Investor Fact Book 13

A perfect fit — CN and BC Rail

In November 2003, CN announced an agreement to pay the British Columbia government $1 billion in cash for all of the issued and outstanding shares of BC Rail Ltd., the partnership units of BC Rail partnership, and the right to operate over BC Rail’s roadbed under a long-term lease. The deal was completed in mid-July 2004, shortly following Canadian Competition Bureau regulatory approval earlier that month. Phased integration of the companies’ operations began with completion of the deal. The methodical, step-by-step approach to systems integration – CN’s strategic decision from the very beginning – is similar to what was done in the Company’s seamless integrations of both Illinois Central and Wisconsin Central.

     Even before the transaction, CN was already North America’s largest forest products transporter. This BC Rail acquisition, already delivering results, has extended CN’s business reach in western Canada and is expected to open up new opportunities for the Company and its customers. This is a perfect network fit, allowing CN to offer seamless service to all its customers in British Columbia.

Significant service improvements in B.C. – and beyond

For shippers who used BC Rail, CN – with its 1,400 route miles of track and 1,400 employees in B.C. – offers the shortest and fastest route to key North American Free Trade Agreement (NAFTA) markets. Compared to the competition, routing by CN is 700 miles shorter to Toronto and Memphis, and 650 miles less to Chicago. Additionally, CN has strong relationships with American carriers operating in the western U.S.

     CN is the only railroad that connected directly with BC Rail at Prince George and North Vancouver. As a result, CN has been able to develop a critical traffic mass at Prince George to start up a new 92-hour Chicago Express service for forest products customers.

     With an eye on anticipated forest products industry market share gains from truck competition, CN has been working to improve fleet capacity. In addition to 350 centerbeams added to the fleet earlier this year, the Company will be acquiring 400 new centerbeam cars by the end of 2005. The Company will have acquired 500 new Plate F boxcars by the end of 2005, and is planning to acquire 400 boxcars for delivery in 2006. At the same time, CN’s unique Guaranteed Car Order Program ensures that forest products shippers get the right car, at the right place, at the right time.

B.C. shippers get the best of both worlds

From the very beginning, CN has committed to the sharing of merger synergies with shippers. Customers have been assured that they continue to have competitive options – through CN’s Open Gateway Rate and Service Commitment. Shippers are able to choose the efficiencies and route advantages of CN’s single-line services to key markets. For example, customers have the option of routing traffic to other railways at the Vancouver gateway.

Sound business decision

CN has a solid track record when it comes to mergers. Implementation and operation are smooth, while shareholders obtain full value and the Company expands its franchise. The BC Rail acquisition is no different. It was accretive to both free cash flow and earnings from the very beginning and is expected to contribute approximately 35 cents in earnings per share by the end of 2007.

Linking B.C. to NAFTA and export markets
Positioned to develop northern B.C. corridor
Shortest and fastest routes to NAFTA markets
Solid access to West Coast

15

The GLT acquisition — a twofold strategy

In May 2004, CN formally closed a deal to acquire GLT for US$380 million, following regulatory approvals by the U.S. Surface Transportation Board. GLT assets acquired include the 212-mile Duluth, Missabe and Iron Railway (DM&IR), a Class II carrier of pelletized iron ore in Minnesota and Wisconsin; the Bessemer and Lake Erie (BLE), which carries primarily coal, iron ore and limestone between Conneaut, Ohio on Lake Erie and Pittsburgh-area steel mills; and The Pittsburgh & Conneaut Dock Company (PCD), a switching railroad that performs ship-to-rail and rail-to-ship bulk transfer operations for the BLE at three Conneaut docks.

      In addition to this 382-mile track network, CN also acquired Great Lakes Fleet, Inc. – a non-railroad company with eight Great Lakes vessels transporting bulk commodities, mainly for the U.S. steel industry. Keystone Shipping Co. was chosen as the operator of the ships.

Forging stronger transportation links for the steel industry, and for all customers

From a strategic standpoint, this transaction serves two important purposes: the enhancement of CN’s rail network in an important NAFTA corridor, and the strengthening of the Company’s position as a bulk-commodity hauler for the U.S. steel industry.

     With the purchase, CN now owns a key 17-mile track segment in the Duluth, Minnesota/Superior, Wisconsin area, and 64 miles of track just north of there. These are two important developments in CN’s fast-growing western corridor. The transaction also further extends the CN network with port and rail assets in Pennsylvania. This enables CN and its steel-industry customers to benefit from growing global demand for iron ore – reflecting dramatic changes in the world economy.

A longstanding service tradition

The GLT rail and water carriers evolved over the years to serve steelmaking facilities that were U.S. Steel Corporation predecessors. Many of the GLT forerunner companies date back to the 19th century; these had been wholly-owned subsidiaries of U.S. Steel prior to 1988.

     From a service standpoint, this transaction results in few operational changes for customers. Steel-industry shippers continue to benefit from efficient, cost-effective movement of raw materials such as taconite pellets, coal, coke and limestone – as well as transportation of finished products. At the same time, the new lines complement CN’s existing network, and have improved service and network efficiency for all customers. CN’s phased integration of the companies’ operations, following its proven step-by-step integration model, proceeded smoothly in 2004 and into 2005.

A solid investment

The GLT acquisition has been accretive to earnings since the beginning, and is expected to add approximately 15 cents of EPS by 2007.

Great Lakes Transportation

Prince Rupert
Edmonton
Kamloops
Vancouver
Calgary
Saskatoon
Regina
Winnipeg
Thunder Bay
Hearst
Moncton
Halifax
Quebec
Montreal
Sault Ste. Marie
Stevens Point
Minneapolis/St. Paul
Green Bay
Fond du Lac
Toronto
Sarnia
Buffalo
Detroit
Sioux City
Omaha
Chicago
Springfield
St. Louis
Memphis
Jackson
Mobile
Baton Rouge
New Orleans
CN Lines
Secondary Feeder and Connecting Short Lines
Two Harbors
Duluth
Superior
DM&IR interchange
Iron ore pellet plants
Detroit
Conneaut
North Bessemer
Pittsburgh

17

CN’s ports – global trade gateways

CN’s port facilities provide effective entry points to vast North American markets. They are also a key resource for customers interested in global trade. CN customers benefit from the Company’s experience, expertise, technology, and excellent working relationships with customs officials.

CN’s tricoastal network includes ports on the Gulf of Mexico (Mobile, Alabama; Gulfport, Mississippi; and New Orleans, Louisiana), the Atlantic (Halifax, Nova Scotia; Saint John, New Brunswick; Quebec City and Montreal, Quebec), and the Pacific (Vancouver, Prince Rupert and Kitimat, British Columbia.

Prince Rupert, B.C.

With an increasing need for port capacity across North America, a new development plan for the Port of Prince Rupert is welcome news for shippers. Prince Rupert, served solely by CN, is North America’s closest port to Asia. For trans-Pacific voyages, it provides at least 30-hour time savings compared to any other North American West Coast port. This allows shippers approximately one extra round-trip voyage per year. An ice-free harbor, well protected from wind and waves, allows the port to operate 12 months a year.

Prince Rupert is also the deepest port in North America, with the ability to accommodate tomorrow’s 12,000-TEU (twenty-foot equivalent unit) container superships. It is also the safest West Coast port in terms of navigational risk factors and is the closest port to open ocean, which minimizes pilotage time and reduces costs.

      CN’s main line system begins right at the port, connecting Prince Rupert to the entire North American continent. This is considered to be North America’s best rail line to the Pacific Coast with its direct routing, avoidance of major urban areas and moderate grades.

      Initially one train is expected to depart daily, with comparatively short transit times to North American destinations. CN will provide Intermodal rail service between Prince Rupert and Edmonton, Calgary, Saskatoon, Winnipeg, Toronto, Montreal, and many U.S. destinations including Chicago and Memphis. Additionally, six modern terminals with dedicated facilities will handle grain, coal, forest products and specialty grain.

      A total of $60 million in funding has been secured by the Canadian federal and British Columbia governments for a new, ultramodern Prince Rupert container terminal. CN, container terminal operator Maher Terminals of Canada Corporation and the Prince Rupert Port Authority announced plans to make the terminal a reality in early 2007. Phase I calls for 500,000-TEU capacity with Phase II projected to include a two-million-TEU capacity by 2010.

      CN has increased its financial contribution to the Prince Rupert development to $30 million, including $15 million for the port’s intermodal yard, $10 million for terminal trackage, and $5 million for infra-structure improvements to CN’s B.C. North line to accommodate double-stack container cars.

      CN’s combination of capacity, service and fast access to key Toronto, Montreal, Chicago and Memphis markets complements Prince Rupert’s strategic location and capabilities.

      CN has also provided its AquaTrain barge service from Prince Rupert to Whittier, Alaska for more than 40 years. This vital link between Alaska and the rest of North America helps CN and Prince Rupert capitalize on Alaskan resource-sector developments.

Sales, marketing – and service

1,452	Forest products
1,123	Petroleum and chemicals
1,117	Intermodal
1,053	Grain and fertilizers
713	Metals and minerals
510	Automotive
284	Coal

CN’s Sales and Marketing department is structured to best deliver CN’s product to its customers.

      To ensure that CN and its products deliver the highest levels of customer satisfaction in the most efficient manner, the Company recently created a new Service department. The Service department draws from all disciplines throughout the railroad to:

  make it easier for customers to interact with the Company in the order-taking process;
  quickly respond to those customer issues that have not been resolved through normal business channels;
  identify systemic issues through its Quality Control group. This helps CN to deliver the highest quality product. With an eye on processes throughout the organization, the Quality Control group identifies those in need of modification, and works with all departments to correct them.

      CN’s Service department is improving customer satisfaction, and is driving down costs associated with repetitive service issues. The Service department is also freeing up time for account managers, enabling them to devote more effort to selling and customer-service activities.

      Traditional sales and marketing activities are organized into three groups, Merchandise, Bulk and Intermodal.

      Marketing activities are focused on ensuring the provision of the right product offering for customers. These activities include administration of pricing policy, simplification of business processes, leveraging of routing protocols, optimization of asset utilization and leveraging of market and competitive knowledge. In CN’s Intermodal commodity group, the traditional marketing activities are also supported by IMX principles which focus on capacity management for profitable growth by smoothing traffic flows, increasing speed and reliability, and improving asset utilization.

      Sales activities, now more than ever, are focused on selling CN’s product through a multitude of sales channels. CN’s existing and potential customer base is broadly supported by National and Regional account managers, an Account Development office focused on telephone sales, and integrated eCommerce systems and tools.

And it’s working….

With its transportation-solution approach to customers and its industry-leading Service Plan, CN is helping its customers lower their overall transportation costs by reducing their inventory and fleet requirements, and their reliance on higher-cost truck transport.

      At the same time, CN is profitably increasing market share and improving yields through its premium service offering. Since the IPO in 1995, CN’s revenues have increased from $3.9 billion to $5.65 billion in 2001, and are on track to exceed $7 billion in 2005.

Intermodal Grain and fertilizers Coal Forest products Automotive Petroleum and chemicals Metals and minerals

Intermodal

52 Domestic
48 International

1,237 2002
1,276 2003
1,202 2004

Intermodal continues to be CN’s fastest growing commodity group. For 2004, it accounted for 18 per cent of CN’s freight revenues, up from 16 per cent in 1999. At CN, Intermodal consists of two main market segments: domestic and international.

      Domestic, which represented 52 per cent of the commodity group’s revenues in 2004, includes domestic Canada, transborder, Mexico and domestic U.S. traffic. The domestic segment includes two main products: retail and wholesale. For the retail product, CN provides full door-to-door transportation with rail and trucking service. For the wholesale product, CN provides ramp-to-ramp train service to motor carriers, intermodal marketing companies, third-party logistics companies, and other transportation intermediaries.

     Consumer markets drive the domestic segment, with market growth generally tied to the economy. This market-driven service is very competitive with the trucking industry. The segment focuses on truck-competitive, cost-effective service.

      International, which represented 48 per cent of Intermodal’s revenues in 2004, transports import-export container business on behalf of ocean-carrier companies. Within Canada, CN ships from and to the Ports of Vancouver, Montreal, Saint John and Halifax. In the U.S., CN ships from and to the Port of New Orleans; and to ports on both the U.S. east and west coasts through rail connections at Chicago, Memphis, and Buffalo, NY. Key growth markets for the international segment have been between the Ports of Vancouver and Montreal and locations in the Midwest. Connections with other Class I railways in Chicago have further extended the reach of CN’s international business into the U.S. southeast. The international segment is driven mainly by North American economic conditions and shifting trade patterns between countries.

IMX – Intermodal Excellence

In 2004, CN continued to reap the benefits of its Intermodal Excellence (IMX) program to smooth traffic flows, increase speed and reliability, and improve asset utilization and margins. IMX applies the discipline and precision of scheduled railroading to intermodal transportation. With IMX, shippers are required to make reservations for spots on trains, while day-of-the-week pricing encourages the traffic to shift to off-peak days. This, in combination with required gate reservations at CN’s largest terminals, enables CN to align traffic with equipment and gate capacity and to improve speed and asset utilization. As a result of IMX, CN has improved its profit margins and return on capital. At the same time, CN’s customers are benefiting from improvements in speed and service reliability. This includes the fastest intermodal transit times in the transcontinental Canadian corridor.

Increased capacity

Coupled with CN’s ample rail network capacity, these IMX benefits position CN to accommodate rising demand for intermodal services – driven by surging Asian imports and strong domestic markets – without the need for costly new investments in track or terminal-handling capabilities.

      In August 2005, CN announced an expansion of its transcontinental train service in response to rising customer demand. The Company increased train capacity for overseas containers moving between the Port of Vancouver and Montreal and Toronto by more than 20 per cent, while boosting capacity for domestic container moves between Toronto and Montreal and major western Canada centers by more than 10 per cent.

Review

Revenues for this commodity group increased by $114 million, or 14 per cent, for the first nine months of 2005 when compared to the same period in 2004. The increase was mainly due to strong imports into the Port of Vancouver, freight rate increases, which include a higher fuel surcharge, and an improvement in traffic mix. Also contributing to the increase was the return to normal traffic levels following the first quarter 2004 CAW strike. Partially offsetting these gains were the translation impact of the stronger Canadian dollar and a change in port of call for an overseas shipper.

Outlook

Conditions are favorable to convert volumes from truck to Intermodal in all domestic segments, because of significant driver shortages and rising fuel costs in the trucking industry. The international segment continues to flourish as global trade increases. The opening of the Prince Rupert container terminal in 2007 is a solid opportunity for growth in the international portion of the business. All segments are expected to grow, thanks to CN’s superior transit times, available network capacity and service focus.

     CN has applied IMX principles to the train starts and other major costs, and is also currently applying these to the terminals and their assets. The International Export Reservation system is expected to be in place by the end of 2005. This should yield better smoothing of international traffic by day of week, and has the potential to improve service consistency. In 2005, the Company introduced Integrated Gate Reservation systems (by hour) to two major CN terminals to further smooth this traffic on an hour-of-day as well day-of-week basis. Together, these improvements yield better asset utilization, lower costs and improved service consistency.

IMX results in a highly scheduled, predictable and reliable product at unsurpassed value.

CN’s Intermodal terminals across Canada and in the U.S. are strategically positioned to serve major urban areas, allowing the Company to deliver customers’ shipments to destinations across North America. CN also provides international reach to customers through the Ports of Vancouver, Halifax, Montreal, New Orleans, Mobile and Saint John, NB.

Brampton (Toronto), Ontario

Calgary, Alberta

Chicago, Illinois

Detroit, Michigan

Edmonton, Alberta

Halifax, Nova Scotia

Jackson, Mississippi

New Orleans, Louisiana

Montreal, Quebec

Memphis, Tennessee

Moncton, New Brunswick

Saskatoon, Saskatchewan

Vancouver, British Columbia

Winnipeg, Manitoba

CN hub centers

Grain and fertilizers

28	Food grain
24	Feed grain
23	Oilseeds
13	Fertilizers
12	Potash
*	Reclassified to be consistent with the 2005 commodity grouping.

539	2002
552	2003
577	2004

65 Canada
35 U.S.

Grain

The Grain and fertilizers commodity group is involved with the movement of grain, fertilizers, and other agricultural products, primarily in western Canada and the U.S. Midwest. About 65 per cent of Grain traffic moved by CN in 2004 originated in Canada, and 35 per cent originated in the United States.

      Revenues from grain and processed grain products, which accounted for about 75 per cent of the total for this commodity group in 2004, are well balanced among three main segments: food grains (mainly wheat, oats and malting barley), feed grains (including barley, wheat, and corn) and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans).

      In Canada, a large agricultural land base devoted to cultivation of grain, oilseeds and specialty crops in western Canada; and a relatively small domestic market mean that the majority of grain production is exported, predominantly by rail. Crop production varies year to year, depending on seeded and harvested acreage, the mix of grains produced, and crop yields. Grain exports also vary, affected by the level of carry-in stocks, the size and quality of the crop produced, and export-market conditions. Key offshore markets for western Canadian grain include the Pacific Rim and the Middle East. Most western Canadian grain exported offshore is moved from a well-positioned system of high-throughput elevators on CN’s lines in the grain-growing areas of British Columbia, Alberta, Saskatchewan, and Manitoba to port terminal elevators that load vessels at Vancouver and Prince Rupert, BC; or Thunder Bay, ON. CN also moves western Canadian grain and grain products to eastern Canadian and U.S. Gulf ports for export, and to a variety of domestic receivers in Canada, the U.S. and Mexico.

      In the U.S., the CN rail system is well positioned in the heart of an important grain-producing territory. Four states where CN originates grain traffic – Illinois, Iowa, Michigan, and Wisconsin – normally produce, on average, 40 per cent of the corn and soybeans grown in the U.S. CN’s domestic grain movements include corn and soybeans from these states to large grain processors in Illinois, Iowa, Tennessee, and Mississippi. Other domestic grain movements are to the poultry-feeder markets in the southeastern United States, which rely on corn for feed. CN also moves grain and grain products to major export facilities on the Mississippi River and the Gulf of Mexico.

      Some of the leading global agri-businesses have grain and oilseed processing plants located on the CN system in Canada and the U.S. As a result, CN also participates in the

(1)	Estimates	Source: Agriculture Canada, Grain and Oilseeds Supply and Disposition, September 20, 2005
(2)	Excluding imports

(1)	Estimates	Source: US Department of Agriculture, October 12, 2005
(2)	Estimates based on 2000/2001 – 2004/2005
(3)	Excluding imports

(1)	Estimates	Source: US Department of Agriculture, October 12, 2005
(2)	Estimates based on 2000/2001 – 2004/2005
(3)	Excluding imports

movement of semi-processed grain products shipped to other receiver markets. Soybean and canola meal, corn gluten feed, barley malt, vegetable oils, corn syrups, and starches are some of the products moved by CN.

Canadian regulated grain

Historically, Canadian government legislation has regulated certain defined rail movements of grain from western Canada. This includes shipments by CN or CPR to terminals at Vancouver, Prince Rupert and Thunder Bay. Movements to West Coast ports for export to the U.S. for consumption are excluded. These shipments are subject to a ‘revenue cap’ which came into effect in August 2000. This established a maximum revenue entitlement that railways may earn from regulated grain movements in a given crop year. Every crop year, the Canadian Transportation Agency adjusts each railway’s base-year revenue figure for inflation, volume and average length of haul. Compared to the former process of maximum rate regulation, the ‘revenue cap’ provides CN with greater commercial flexibility to set competitive freight rates that promote efficiency. In 2004, grain traffic subject to the ‘revenue cap’ accounted for approximately 60 per cent of CN’s Canadian grain revenues and five per cent of its freight revenues.

Fertilizers

Fertilizers and potash generate about 25 per cent of CN’s revenues from Grain and fertilizers. CN is a significant player in the Canadian rail market for nitrogen-based fertilizers, with production centered primarily in western Canada. CN serves or has access to all major potash mines in Saskatchewan, the center for western Canadian production. Virtually all Canadian potash moves by rail to markets in the U.S. or to ports for export to overseas markets.
      In the United States, CN serves producers of various types of fertilizers, including nitrogen solutions, ammonium nitrate, urea and phosphate fertilizers. U.S. and Canadian fertilizer production is heavily affected by the price of natural gas that is a main raw material for most fertilizer production. Fertilizers produced offshore can compete with those produced in North America. CN is positioned to handle fertilizer imports through its IC RailMarine terminal at Convent, LA. This terminal facilitates the direct transfer of fertilizers from ocean vessels to railcars for distribution within the U.S. and Canada.

Review

Revenues for this commodity group increased by $45 million, or six per cent, for the first nine months of 2005 when compared to the same period in 2004. The increase was mainly due to higher export shipments of Canadian peas, barley and canola, freight rate increases and an improved traffic mix, particularly in the U.S. These gains were partially offset by the decreased availability of high quality Canadian grain for export markets via West Coast ports and the translation impact of the stronger Canadian dollar.

Outlook

In Canada, the level of grain production in 2005 is about the same as that of 2004 although crop quality is better (but still below average). The outlook remains favorable due to increased “carry-in” stocks leading to above-average total supply. With increased supply combined with improved grain quality, traffic from western Canada is expected to increase in 2006 over 2005 levels. In addition, a greater amount of this traffic is expected to move to ports for export markets. In the medium term, supply-and-demand fundamentals remain strong, as factors such as high quality, a diverse commodity mix, and niche markets are expected to enable Canada to sustain its share of world grain markets.
     In the U.S., despite record dry conditions and extreme heat in Illinois and Iowa during the 2005 growing season, production of corn and soybeans was near the five-year average for both states. Supply-and-demand fundamentals remain strong, and movements to CN-served domestic processing facilities, feed markets, as well as Gulf exports, are also expected to remain strong.

Coal

Overview

Of the traffic moved by the Coal commodity group in 2004, 31 per cent originated in Canada and 69 per cent originated in the United States. Coal provided 82 per cent of revenues and petroleum coke provided 18 per cent.

      CN’s Coal business consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada. In the United States, shipments of U.S. thermal coal are transported from mines served in southern Illinois, or from western U.S. mines through interchange with other railroads, to major utilities in the Midwest and southeast United States.

     The Coal business also includes Canadian metallurgical coal, which is generally exported to steel makers in Japan and other Asian markets from three coal terminals in Prince Rupert and the Vancouver area. Reversing the recent trend of declining Canadian production, the strong market for metallurgical coal facilitated the opening of three mines along the CN network in 2004, with a number of additional mines expected to open in the next several years.

Review

Revenues for this commodity group increased by $44 million, or 21 per cent, for the first nine months of 2005 when compared to the same period in 2004. The increase was mainly due to new metallurgical coal mines in western Canada, freight rate increases, the inclusion of a full nine months of GLT and BC Rail revenues, and increased shipments of U.S. metallurgical coal. Partially offsetting the gains was the translation impact of the stronger Canadian dollar.

Outlook

CN’s outlook for coal volumes remains positive. Increasing steel consumption in China has created worldwide strength in the metallurgical coal market. The strong demand and resulting higher metallurgical coal prices have created improved production opportunities from CN-served mines as well as new mine openings on CN lines in Canada. For example, in early 2005, Luscar, Ltd. announced plans to expand the CN-served Coal Valley mine to four million tonnes of coal per year. This would double thermal coal production capacity at the mine. It is scheduled to be at full capacity by the second quarter of 2006.

     Volume growth has led CN to increase its Coal fleet by 220 cars during the fourth quarter of 2005. With industry-leading service and additional capacity in place, CN is well positioned to handle the increasing demand for Canadian coal.

     CN’s focus in servicing this market is driven by asset utilization, which creates car capacity in a cost-effective manner. This basic premise enables CN to continue to provide its customers with cost-effective, reliable service – which has the ability to create long-term growth.

CN provides service to and from the following coal mines in western Canada.

Canadian facilities
Coal mines			Operator	Location	Estimated annual production
1	.	Bienfait	Luscar, Ltd.	Estevan, SK	2.8 million tonnes
2	.	Burnt River	Western Canadian Coal	Tumbler Ridge, BC	1 million tonnes
3	.	Cheviot	Elk Valley Coal Corporation	Near Hinton, AB	2.8 million tonnes
4	.	Coal Valley	Luscar, Ltd.	Near Hinton, AB	4 million tonnes
5	.	Grande Cache	Grande Cache Coal Corporation	Grande Cache, AB	2 million tonnes
6	.	Willow Creek	Falls Mountain Coal Inc.	Falls, BC	2 million tonnes
7	.	NEMI	Northern Energy Mining Inc.	Trend, BC	0.7 million tonnes

Terminals			Operator	Location	Estimated annual production
1	.	Neptune	Neptune Bulk Terminals	Vancouver, BC	8 million tons
2	.	Ridley	Ridley Terminals, Inc.	Prince Rupert, BC	12-24 million tons
3	.	Thunder Bay	Thunder Bay Terminals, Ltd.	Thunder Bay, ON	11 million tons
4	.	Westshore	Westshore Terminals	Greater Vancouver	2.5 million tons
(Delta), BC

CN provides service to and from the following coal mines and terminals in the central U.S.
U.S. facilities
Coal mines			Operator	Location	Estimated annual production
8	.	Crown III	Freeman United	Farmersville, IL	3 million tons
9	.	Galatia	American Coal Company	Galatia, IL	7.2 million tons
10	.	Liberty	Liberty Coal Company	Harco, IL	0.8 million tons

Ramp			Operator	Location	Loading capacity
11.		Carbondale	Knight Hawk Coal	Carbondale, IL	1,000 tons per hour

Terminals			Operator	Location	Estimated annual production
5	.	Cahokia	Cahokia Marine Service	Sauget, IL	5 million tons
(via GWWR)
6	.	Calvert City	Southern Coal Handling	Madisonville, KY	6 million tons
(via PAL)
7	.	CG&B	Consolidated Grain & Barge	Mound City, IL
8	.	Cook	Cook Coal Terminal	Metropolis, IL	20 million tons
9	.	Duquesne Wharf	Union Railroad	S.E. Pittsburgh, PA	8.5 million net tons
10	.	GRT	Kinder Morgan Energy	Grand Rivers, KY	12 million tons
(via PAL)
11	.	IC RailMarine	IC Terminal Holdings	Convent, LA	3 million tons
12	.	IEI	IEI Barge Services	East Dubuque, IL	1.7 million tons
13	.	KCBX	KCBX Terminals	Chicago, IL	4.5 million tons
14	.	McDuffie	Alabama State Docks	Mobile, AL	10 million tons
15	.	P&C Dock	GLT	Conneaut, OH	15 million tons
16	.	Williams Bulk	Alliant Energy	Williams, IA	0.3-0.4 million tons

Mines and transload facilities
Coal mines
Transload facilities

Forest products

Overview

CN is the largest carrier of forest products in North America. These diverse and varied products include lumber, panels, logs, wood chips, wood pulp, printing paper, linerboard and newsprint, as well as clay which is used in paper production. In 2004, revenues for CN’s Forest products commodity group’s major segments were distributed as follows – fibers, 40 per cent; lumber, 32 per cent; paper, 16 per cent; and panels, 12 per cent.

     CN provides superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. This geographic position, coupled with CN transload facilities, allows CN’s customers to take full advantage of the rail offering and extend their reach to new markets. CN serves customers that are leaders in all areas of the forest products sector. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads.

     The key drivers for newsprint are advertising lineage and overall economic conditions, primarily in the U.S. Housing starts and renovation activities in the U.S. are the key economic drivers for the lumber and panels traffic. The ability to provide consistent, reliable service gives CN the opportunity to convert traffic from truck to rail. Although demand for forest products tends to be cyclical, CN believes that its geographical advantages and product diversity tend to reduce the impact of market fluctuations.

British Columbia pine beetle infestation

Since 1994, as a result of mild winters; hot, dry summers; and a large quantity of mature lodgepole pine trees, British Columbia’s Interior has been subject to the most extensive mountain pine beetle infestation in the province’s recorded history. This has posed a significant threat to lodgepole pine stocks, with infestation covering an estimated seven million hectares (17 million acres) of B.C.’s 60 million hectares of forests.

     The beetles attack lodgepole pine trees in the summer by laying eggs under the bark. In addition, the beetles carry fungus spores, which may stain the wood blue or gray. However, high-quality wood for most products can be harvested for a number of

Customer locations
Lumber and panels
Pulp and paper

CN Investor Fact Book 35

years after mountain pine beetles have killed a tree. This wood has the same properties and structural integrity as other wood products in spite of its stain. The stain does not affect the wood’s strength, gluing characteristics or its ability to be finished. As a result, it is expected that beetle-killed timber will remain marketable for five to 15 years depending on the severity of infestation.

     In order to salvage economic value from the damaged trees, the B.C. government has streamlined regulations to increase harvesting of infested timber. The total annual allowable cut for B.C. timber supply areas most affected was increased 27 per cent to 23.4 million cubic meters.

     With a track network in the heart of the pine beetle-affected area, CN has tremendous opportunities for volume growth. The Company’s continued investment in its growing Forest Products fleet places it in a strong position to move additional lumber, woodchips, oriented strand board (OSB), logs and wood pellets.

     CN’s scheduled service and a number of innovative customer programs have helped to improve its service offering in terms of both reliability and customer satisfaction. These are also significant contributors to CN traffic growth. These programs include the Guaranteed Car Order Program, Clean Car Program and Paper Platform.

CN’s Guaranteed Car Order

Program Right car, right place, right time

The Forest products commodity group is the main beneficiary of CN’s innovative Guaranteed Car Order Program. This program provides customers with an assured car supply, enabling them to more effectively manage their inventory and supply-chain costs. Under the program, CN guarantees car delivery to the customer on an agreed-upon date and schedule. The customer agrees to load and prepare the cars for shipping by specified dates. The program allows CN to better forecast demand and car cycles. It results in dramatic asset-utilization improvements. Guaranteed delivery of empty cars benefits shippers, receivers and CN. The Guaranteed Car Order Program is a logical extension of CN’s commitment to its customers, with reliable, predictable service.

The Clean Car Program

CN’s Clean Car Program is designed to improve railcar quality and availability for shippers, and to enhance railcar-asset utilization for CN and its customers. Defect-free empty cars released from Certified Unloaders are distributed directly to the next customers for loading – without the need to go through Company-operated inspection facilities. The

CN-developed Clean Car Program has been adopted by the industry. Under this initiative, railcar Unloaders undertake to release railcars in clean condition and report any damages to a central CN location. CN then repairs any damaged railcars before they are sent to customers for the next loads.

CN Paper Platform

The CN Paper Platform promotes proactive shipment management, including: estimated times of arrival for all shipments, explanations for significant transit-time changes, full intervention capabilities for off-schedule shipment management, and on-line service-performance reports for CN and its rail-partner customers. CN’s Paper Platform reduces Forest products customers’ need for last-minute, higher-cost emergency shipments.

Review

Revenues for this commodity group increased by $196 million – an increase of 18 per cent for the first nine months of 2005 compared to the same period in 2004. The increase was mainly due to freight rate increases, the inclusion of a full nine months of BC Rail revenues, continued solid demand for Canadian lumber and panels, improvements in traffic mix and an improved market position in pulp and paper. The translation impact of the stronger Canadian dollar partially offset the gains.

Outlook

With historically low interest rates, high consumer confidence, and favorable demographics, demand fundamentals remain strong in the U.S. This has fuelled continued strength in housing starts, home renovation and the construction of bigger, more energy-efficient homes. Repair and replacement following natural disasters is also spurring demand for forest products. CN is prepared for this increased demand with new higher-capacity boxcars and centerbeams. Western Canadian producers will continue to serve as key suppliers as customers take advantage of new market opportunities for beetle-affected wood.

     The CN Forest products commodity group will focus on continuing to broaden its reach into new markets through its expanding transload network. CN is also preparing to do its part in reconstruction in the Gulf Coast area. The Company has identified locations close to those major centers where repairs are most needed – in order to efficiently distribute building materials.

Automotive

Overview

CN is a leading carrier of automotive products originating in Ontario, Michigan and Mississippi. The CN Automotive commodity group moves finished vehicles and parts in North America with access to traffic from all Canadian vehicle-assembly plants, nine assembly plants in Michigan, and one in Mississippi. CN also serves import-vehicle shippers through the Ports of Halifax and Vancouver. In addition, CN serves more than 20 vehicle-distribution facilities in Canada and the U.S., as well as parts-production facilities in both countries.

     CN delivers finished vehicles and parts within Canada and the United States. Through alliances with other railroads, CN provides single-line service between Canada and Mexico. The Company has the most direct rail link from southern Ontario to the Chicago gateway, providing efficient service in this time-sensitive sector. CN’s north-south positioning – with connections at various locations with all other major U.S. railroads – offers automotive customers a number of efficient routing options from points in Canada, the United States and Mexico. CN’s broad coverage enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points such as Chicago, IL, and Buffalo, NY. CN offers single-line service through Chicago to a variety of other interchange locations for automotive traffic including Salem, IL and Memphis, TN.

     More than one-half of CN’s automotive traffic is transborder. With access to a large number of plants in Ontario and Michigan, CN originates approximately 90 per cent of its moves. In 2004, finished vehicles accounted for 82 per cent of the commodity group’s revenues, while automotive parts accounted for the remaining 18 per cent.

Review

For the first nine months of 2005, revenues for this commodity group decreased by $10 million, or three per cent, when compared to the same period in 2004. The decrease was mainly due to the translation impact of the stronger Canadian dollar and a reduction in automotive production at CN-served facilities in southern Ontario and Michigan. The decline was partially offset by freight rate increases, an increase in import vehicles via the Ports of Vancouver and Halifax, and the benefit of new finished vehicle traffic in the southern U.S. that began in the second half of 2004.

     In the third quarter, Toyota Canada awarded its Silver Performance Award to CN. This is in recognition of CN’s superior performance in the on-time and damage-free delivery of Toyota vehicles. CN transports thousands of Toyota vehicles across Canada.

Automobile distribution centers
Vancouver
Edmonton
Saskatoon
Calgary
Regina
Winnipeg
Toronto
Montreal
Quebec
Moncton
Halifax
Corner Brook
St. John's
Woodhaven, MI
Flat Rock, MI
Windsor
Jackson, MS
Centers accessible by CN

39

Outlook

Automotive manufacturers continue to invest in CN-served plants in Michigan and Ontario. In the fourth quarter of 2006, General Motors will commence shipping from a new vehicle-assembly plant located adjacent to CN’s main line in Lansing, MI. Ford will be retooling its Oakville, ON assembly plant to implement flexible manufacturing and a new vehicle lineup. Overall, CN Automotive volume is expected to decline slightly in 2006, largely driven by reduced full-year production forecasts at CN-served plants, as well as some re-sourcing of inbound production parts. The Company continues to work with its automotive customers to develop new opportunities to use CN’s rail network for vehicle and automotive-part transportation.

Car and truck models at CN-accessed assembly plants

Location	Manufacturer	Model

Canada
Ontario

Oshawa	GM	Chevrolet Impala
3 plants		Chevrolet Monte Carlo
Chevrolet Silverado
Buick LaCrosse
GMC Sierra
Pontiac Grand Prix

Ingersoll	GM (Cami)	Chevrolet Equinox
Pontiac Torrent

Oakville	Ford	Ford Freestar
Mercury Monterey

St. Thomas	Ford	Ford Crown Victoria
Mercury Grand Marquis

Alliston	Honda	Acura EL
Acura MDX
Honda Civic
Honda Pilot
Honda Ridgeline

Cambridge	Toyota	Toyota Corolla
Toyota Matrix
Lexus RX330

United States
Michigan

Flint	GM	Chevrolet Silverado
GMC Sierra

Detroit	GM	Cadillac DTS
(Hamtramck)		Buick Lucerne

Orion	GM	Pontiac G6

Pontiac	GM	Chevrolet Silverado
GMC Sierra

Lansing	GM	Cadillac CTS
3 plants		Cadillac SRX
Cadillac STS
Chevrolet SSR

Rouge	Ford	Ford F-150
(Dearborn)

Flat Rock	Ford	Ford Mustang
	Mazda	Mazda6

Mississippi

Canton	Nissan	Nissan Altima
Nissan Armada
Armada Quest
Armada Titan
Infiniti QX56

Petroleum and chemicals

* Reclassified to be consistent with the 2005 commodity grouping.

Overview

CN’s Petroleum and chemicals commodity group handles a wide range of commodities, including chemicals, sulfur, plastics, petroleum and liquid gas products. Overall, chemicals represented 40 per cent of the commodity group’s revenues in 2004, while plastics, liquefied gas products (LPG), petroleum and sulfur, represented the remaining 60 per cent. Although offshore markets have been growing strongly, the primary markets for these commodities are still within North America. As such, the performance of this commodity group is closely correlated with the North American economy.

     Most of the Company’s Petroleum and chemicals shipments originate in three key areas: northern Alberta, the Gulf of Mexico and eastern Canada. Northern Alberta is Canada’s major center for natural gas, feedstock and world-scale petrochemicals and plastics complex derivatives, as well as the oil sands development. The second area, the Gulf of Mexico, allows CN to benefit from access to the low-cost Louisiana petrochemical corridor between New Orleans and Baton Rouge. From the third area, eastern Canada, CN transports from various regional plants for customers in Canada and the U.S., and to overseas markets.

     The consolidation and rationalization of industrial production facilities have resulted in increased rail-based business opportunities in both the Canadian and U.S. markets. CN is the leader in the transportation of petroleum products within Canada, competing with rail in western Canada and with Great Lakes tankers in eastern Canada.

Review

Revenues for this commodity group increased by $22 million, or three per cent, for the first nine months of 2005 compared to the same period in 2004. The increase was mainly due to freight rate increases, the inclusion of a full nine months of BC Rail revenues, increased market share and a longer length of haul for petroleum products. These gains were partly offset by the translation impact of the stronger Canadian dollar, continued weakness in the U.S. molten sulfur market, soft market conditions for olefins and plastics and reduced petrochemical production in the hurricane-stricken Gulf Coast area.

Outlook

The Alberta oil sands development will be an encouraging opportunity for CN’s Petroleum and chemicals segment for 2006 and beyond. Companies have already announced projects for movements of diluent which will enable producers to move the heavy-oil product from the oil sands to U.S. markets.

     For the last few years, the movements of Canadian dry sulfur, plastics and other chemicals to overseas markets have risen. CN, driven by its sales offices in China and Europe, is working closely with importers of these products.

     Last but not least, CN is observing some North American market segment shifts. As production declines, and offshore imports fill the void, CN is well positioned on North America’s three coasts to transport these imported products.

CN’s network is uniquely positioned to take advantage of oil-and-gas industry growth. Higher crude oil prices have led to significant investments in the Alberta oil sands. These investments and additional planned expansions are creating rail-volume growth opportunities for CN, especially within its Metals and minerals and Petroleum and chemicals commodity groups. Metal and mineral products such as drilling pipe and frac sand are required to support gas exploration. In addition, heavy equipment, machinery, dimensional (large) loads and construction materials are needed for infrastructure development.

     Once facilities are constructed and gas is discovered, petroleum and chemical products such as liquefied petroleum gases, sulfur and diesel can be shipped to end markets on CN’s rail network. The switch to heavier crude refining will also open new business opportunities for the transportation of refinery byproducts to new markets over the next several years. Diluent is necessary for the transportation of heavy oil through pipelines. With the Alberta oil sands’ increasing production of heavy oil, diluent has been in tight supply in Canada. EnCana Corporation recently announced plans to import diluent from the CN-served Kitimat terminal in northwestern British Columbia to supply their growing oil sands programs in northeastern Alberta. EnCana expects to start importing up to 25,000 barrels of diluent per day through Kitimat in early 2006.

     CN is well prepared to capitalize on these opportunities, with its Alberta rail network located relatively further north in relation to the competition’s.

Metals and minerals

*GLT and BC Rail were acquired and consolidated on May 10, 2004 and July 14, 2004, respectively. Pro forma assumes that the acquisitions took place on January 1, 2004.

Overview

CN’s Metals and minerals commodity group transports a diversified mix of non-ferrous metals, steel, iron ore, construction materials, and machinery and dimensional (large) loads.

     In 2004, on a pro forma basis, steel represented 28 per cent of the commodity group’s revenues; non-ferrous metals, 25 per cent; iron ore, 23 per cent; construction materials, 20 per cent; with machinery and dimensional loads making up the remaining four per cent.

     CN is the largest carrier of aluminum and base metal ore concentrate in North America. Following the acquisition of GLT in May 2004, CN has become North America’s number-one rail carrier of iron ore.

     CN serves customers that are leaders in all areas of the metals and minerals sector. The Company provides superior rail access to aluminum, mining, steel and iron ore producing regions which are among the most important in North America. This access, coupled with CN transload and port facilities, allows CN’s customers to take full advantage of the rail offering and extend their reach to new markets. In the U.S., the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads.

     CN’s ability to provide consistent, reliable service gives it the opportunity to convert traffic from truck to rail. Mining, oil-and-gas and construction activities are the key drivers for Metals and minerals. Mining activities will drive shipments of machinery, ore concentrate and metals. Oil-and-gas developments will drive shipments of machinery, pipes, structural steels and frac sand. Construction-sector growth will drive shipments of aggregates, sand, cement, roofing granules, machinery, gypsum, aluminum and steel.

Review

Revenues for this commodity group increased by 19 per cent or $101 million for the first nine months of 2005 when compared to the same period in 2004. The increase was mainly due to the inclusion of a full nine months of GLT and BC Rail revenues, freight rate increases, strong shipments of construction materials and a number of steel products, and an improvement in traffic mix. Partially offsetting the gains was the translation impact of the stronger Canadian dollar.

Outlook

CN’s Metals and minerals commodity group is exceptionally well positioned to benefit from the booming oil-and-gas sector’s performance, the turnaround in base metal mining, and the major upcoming highway construction projects in the U.S. Higher crude oil prices have spurred an unprecedented level of activities in drilling and oil sands development in Alberta. This exciting time is creating huge volume-growth potential for Metals and minerals over the next decade. The base metals (copper, zinc, nickel) industry has seen a significant turnaround over the last couple of years. Constant demand from China has pushed prices higher, which has extended the life of mines that had been scheduled for closing. This Chinese demand has also spurred the recommissioning of closed mines.

     The Metals and minerals commodity group also stands to benefit from stronger demand in the construction-materials sector as a result of the recently-enacted nearly US$290 billion U.S. surface transportation funding legislation and the US$15 billion Chicago O’Hare International Airport expansion. Reconstruction efforts in the U.S. Gulf area also offer an opportunity for future growth.

Investor focus	Managing energy costs Capital expenditures The right people Regulatory environment Safety Shareholder value Rewarding shareholders

Managing energy costs

Hedging

Given the volatility of fuel prices, CN has used fuel hedges to help smooth fuel expenses. This called for entry into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, with an increased application of fuel surcharges on revenues and other factors, the Company has not entered into any swap positions since September 2004. For the first nine months of 2005, the Company’s hedging activities resulted in realized gains of $133 million. At September 30, 2005, the Company had hedged approximately 47 per cent of the estimated remaining 2005 fuel consumption, representing approximately 49 million U.S. gallons at an average price of US$0.82 per U.S. gallon (about US$32.50 per barrel of West Texas Intermediate (WTI)). For 2006, CN has approximately 35 per cent of its first-quarter requirements hedged at about US$34.00, 22 per cent of its second-quarter requirements hedged at about US$36.00 and 10 per cent of its third-quarter requirements hedged at just over US$38.00.

Fuel surcharges

In 2001, CN implemented a fuel-surcharge program, tariff CN 7400, to help offset the impact of rising fuel costs. In the event that the price of WTI crude oil averages US$24.00 or more per barrel for a calendar quarter, CN has the right to apply a fuel surcharge on certain traffic. The surcharge applies to the following calendar quarter.

However, given the recent spikes in crude prices, and to allow for a more timely response to fluctuations in the price of WTI crude oil, CN has been phasing out CN 7400, and has introduced CN 7401. The fuel surcharge contained in the CN 7401 tariff is calculated monthly instead of quarterly, and changes with one-dollar increments. In order to be simple and equitable without discounting, CN will apply tariff 7401 on all freight.

By mid-2007, CN’s goal is to have converted all carload tariffs and contracts to the standard fuel-surcharge tariff CN 7401. By 2008, CN’s goal is to have converted all Intermodal tariffs and contracts.

WTI U.S. dollars per barrel	Fuel surcharge tariff 7400	New fuel surcharge tariff 7401

24	2%
25	2%	1.50%
26	2%	1.75%
27	4%	2.00%
28	4%	2.25%
29	4%	2.50%

30

4

%

2.75

%

31	4%	3.00%
32	6%	3.25%
33	6%	3.50%
34	6%	3.75%
35	6%	4.00%
36	6%	4.25%
37	8%	4.50%
38	8%	4.75%
39	8%	5.00%
40	8%	5.25%
41	8%	5.50%
42	10%	5.75%
43	10%	6.00%
44	10%	6.25%
45	10%	6.50%
46	10%	6.75%
47	12%	7.00%
48	12%	7.25%
49	12%	7.50%
50	12%	7.75%
51	12%	8.00%
52	14%	8.25%
53	14%	8.50%
54	14%	8.75%
55	14%	9.00%
56	14%	9.25%
57	16%	9.50%
58	16%	9.75%
59	16%	10.00%
60	16%	10.25%
61	16%	10.50%
62	18%	10.75%
63	18%	11.00%
64	18%	11.25%
65	18%	11.50%
66	18%	11.75%
67	20%	12.00%
68	20%	12.25%
69	20%	12.50%
70	20%	12.75%
71	20%	13.00%
72	22%	13.25%
73	22%	13.50%
74	22%	13.75%
75	22%	14.00%
76	22%	14.25%
77	24%	14.50%
78	24%	14.75%
79	24%	15.00%
80	24%	15.25%

Capital expenditures

In 2004, CN’s capital expenditures, including capital leases, amounted to $1.232 billion or 18.8 per cent of revenues. This was an increase of $142 million compared to 2003, and includes $45 million for BC Rail and GLT. The largest portion of CN’s capital expenditures ($769 million) was for rail infrastructure to preserve the quality and integrity of the plant, and to provide safe and reliable service to its customers across Canada and the U.S.

In the ongoing pursuit of greater network efficiency and fluidity, CN continued to invest in siding extensions and signalling improvements, with close to $30 million spent in 2004 in the western Canada/Chicago corridor alone. In total, since 1999, CN has invested $250 million in sidings and signals, providing the capacity to grow at low incremental cost.

Investment in rolling stock was $253 million in 2004, including significant refurbishment of the Metals and hopper car fleets. The refurbishment programs – as well as significant additions of new cars (centerbeams, box cars and multi-levels) through leases, allowed CN to respond to strong market demand. The Company also continued its locomotive fleet modernization program with the acquisition of 60 new high-horsepower, fuel-efficient units.

CN spent over $80 million on information and communications technology in 2004 to ensure a smooth integration of BC Rail and GLT systems, and to drive eCommerce initiatives as well as the continued upgrade of the SAP Enterprise systems. Finally, the Company invested in facilities upgrades, including the construction of a new $30 million state-of-the-art Intermodal terminal in Memphis. This ensures that CN’s facilities and services are the best in the industry at this strategic location.

For 2005, CN plans to spend close to $1.4 billion on capital additions. The Company continues to drive infrastructure capital toward a safe, reliable and fluid network. CN intends particularly to invest in further siding extensions on its line west of Edmonton to accommodate growing volumes, to improve network velocity and to run longer trains. CN will also partner with the Port of Prince Rupert and Maher Terminals in the development of the Fairview intermodal container terminal at Prince Rupert, which is expected to become an important gateway for trade between North America and Asia.

      CN is also planning to spend in excess of $300 million on rolling stock in 2005. The Company envisions a movement toward a more homogeneous fleet of high-capacity cars, driving both customer-service quality and significant distribution efficiencies. CN has already taken delivery of 350 new centerbeams in the first quarter of 2005, with 400 additional centerbeams to come by the end of 2005. The Company will have acquired 500 new Plate F boxcars by the end of 2005, and is planning to acquire 400 boxcars for delivery in 2006.

     Modernization of the locomotive fleet has continued in 2005 – CN negotiated purchase agreements with both ElectroMotive Diesel, Inc. and GE for the acquisition of 75 high-horsepower locomotives in 2005-2006 with an option for another 75 units prior to year-end 2008.

     CN’s information- and communication-technology investment in 2005 will be in line with 2004 spending. The primary focus will be on base computing and communication infrastructure, integration of BC Rail and GLT, and the maximization of value obtained from its SAP Enterprise system.

      All in all, CN’s 2005 capital spending will represent about 19 per cent of revenues. This is a significant commitment on the part of the Company toward service quality, network fluidity and velocity, and business-growth capacity – and a commitment to the creation of value for CN’s shareholders and customers across North America.

The right people

Developing a culture of
railroaders

CN’s ability to develop the best railroaders in the industry has been a key to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing these employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company.

With this in mind, CN began a program in 2003 that has become known across the Company as “Hunter Camps.” In each session, Hunter Harrison spends three days with a group of 20 to 25 CN employees, passing on the knowledge from his 40-plus years in the railroad business.

Another program, the “Railroad MBA,” is a tailored 12- to 18-month program where CN managers take a leave of absence from their regular positions to gain hands-on experience in every aspect of the Company’s operations. Participants rotate through key areas of the business, learning to lay track, repair engines, run trains and manage the network – developing railroading skills, knowledge and perspective that add tremendous value to their capabilities.

Labor Relations

Canada

As of September 30, 2005, CN employed a total of 15,318 employees in Canada, of which 12,339 are unionized employees. The Company had in place labor agreements covering approximately 99 per cent of the Company’s unionized workforce. For employees of the Algoma Central Railway, representing the remaining one per cent of employees (112) – although their agreements expired on January 31, 2005 – the terms and conditions in place remain in effect until the bargaining process is completed.

Following the acquisition of BC Rail, the Company reached implementing agreements in December 2004 for BC Rail employees with the Council of Trade Unions and its members, representing all unions, regarding the integration of the various collective agreements. In March 2005, the Company filed a request with the Canada Industrial Relations Board (CIRB) to amend the current bargaining certificates at BC Rail to integrate those employees into the existing bargaining units at CN.

On October 13, 2005, the CIRB acceded to CN’s requests regarding the integration of the bargaining units but retained jurisdiction on any issue that might remain in contention.

Canadian union breakdown as of September 30, 2005
Union	Function	Members	Contract expires

UTU	Conductors	2,780	Dec 31, 2006
CAW	Clerical & shopcraft	4,010	Dec 31, 2006
USWA	Track forces	2,841	Dec 31, 2007
IBEW	Signals & communications	679	Dec 31, 2007
CNRPA	Special agents	69	Dec 31, 2008
TCRC	Locomotive engineers	1,657	Dec 31, 2008
TCRC (RCTC)	Rail traffic controllers	191	Dec 31, 2008
		12,227

United States

As of September 30, 2005, CN employed a total of 6,823 employees in the United States, of which 5,934 are unionized employees. As of October 2005, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Incorporated (GTW); Duluth, Winnipeg and Pacific (DWP); ICRR; CCP Holdings, Inc. (CCP); GLT (DMIR, BLE, and PCD), and 93 per cent of the unionized workforce at WC. Agreements in place have various moratorium provisions, ranging from the end of 2002 to the end of 2009, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.

     The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, GLT (DMIR, BLE and PCD) have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

     Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply.

U.S. union breakdown by company as of September 30, 2005

Members
IC	2,786
GTW	1,340
WC	1,329
GLT	479
5,934

U.S. union breakdown as of September 30, 2005

Union	Members
BMWE	1,738
UTU	1,266
Shopcraft	1,130
BLE	957
TCU clerks	575
Others	268
5,934

Regulatory environment

CN’s rail operations are subject to economic and safety regulation in Canada and the United States. Economic regulation in Canada is the responsibility of the Canadian Transportation Agency (CTA) and the federal Minister of Transport (Transport Canada), with review of rail merger transactions the responsibility of the Competition Bureau. In the United States, the STB has jurisdiction over economic regulatory matters. With respect to safety in Canada, CN is subject to statutes administered by Transport Canada. In the United States, the Company is subject to statutes administered by the Federal Railroad Administration (FRA) of the U.S. Department of Transportation.

Regulation in Canada

Economic Regulation: The transportation sector in Canada was significantly deregulated by successive legislation in 1987 and 1996. As a result of this deregulation, the government removed a good deal of the regulatory minutiae and detailed oversight of railway operations. Network rationalization provisions were modernized to allow a railway to discontinue the operation of lines without the need to demonstrate the uneconomic status of the line. Overall, the intent of the legislation was to have the transportation industry, including the rail sector, treated like any other industry.

The Canada Transportation Act gives railroads in Canada the freedom to negotiate prices according to market forces, subject to certain provisions protecting shippers against potential abuse of market power. These shipper protections include final offer arbitration, interswitching and competitive line rates. Final offer arbitration can be triggered by a shipper and involves the selection by an arbitrator of either the shipper’s or the carrier’s rate and service offer. The Canada Transportation Act amendments of 1996 included a provision for a five-year review of the operation of the legislation. This review was carried out in 2000-2001. While numerous areas were identified for improvement or adjustment, the overall conclusion of the review panel was that the system worked well for most users most of the time and a major overhaul was not needed.

In March 2005, a bill was introduced in the Canadian Parliament to amend the Canada Transportation Act. These amendments would include, among other things, the creation of a complaint mechanism concerning noise resulting from construction or operation of railways, and the modification of some provisions regarding rate-setting for the transportation of goods, and of the transfer and discontinuance of operation of railway lines. It would also establish mechanisms for the resolution of disputes between public passenger service providers and railway companies regarding the use of equipment and facilities. The bill also would introduce a new public interest review process for mergers and acquisitions involving federally regulated transportation undertakings, which would run in parallel to the existing Competition Bureau review of merger transactions to determine if they may result in a substantial reduction or prevention of competition in the marketplace.

The bill does not, however, include any changes in the area of running rights or forced access of a railroad to the lines of a competitor.

With respect to the Canadian Transportation Agency, the CTA has the responsibility to implement and interpret transport policy but not to make it. The agency’s mandate includes the power to license all rail carriers that cross provincial boundaries; the resolution of complaints between shippers and railways concerning rail rates, service and other matters; and the approval of proposed construction of rail lines. The CTA also administers the railway revenue cap regime, which is a legislated ceiling on railroad revenues for the shipping of western Canadian grain.

Safety Regulation: Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. Among its functions, Transport Canada promulgates and enforces rail safety regulations and conducts research and development in support of improved railroad safety. Transport Canada works closely with the railroad industry on various safety issues, including track standards, equipment standards, and transportation of hazardous materials.

Regulation in the United States

Economic Regulation: The railroad industry in the U.S. was partially deregulated through enactment of the Staggers Rail Act of 1980, which provided greater flexibility to the railroads to rationalize their route networks and establish appropriate prices for their services based on market conditions. The legislation, however, retained government authority to set maximum rail rates or take other actions if a railroad was found to have market dominance or to have engaged in anticompetitive behavior.

Interstate freight rail operations are subject to economic regulation administered by the STB, the successor agency to the Interstate Commerce Commission (ICC). Under the authority of the ICC Termination Act of 1995, the STB is responsible for the resolution of railroad rate and service issues and the review of proposed rail restructuring transactions, including mergers, line sales, constructions, and line abandonments. The STB also initiates regulatory proceedings, as appropriate, to deal with key issues.

Legislation is pending in the U.S. Congress to increase certain aspects of rail economic regulation. CN will play an active role in the deliberations on these bills should they progress through the legislative process.

Safety Regulation: Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Rail Safety Act, as well as the rail portions of other safety-related statutes. Among its functions, the FRA promulgates and enforces rail safety regulations and conducts research and development in support of improved railroad safety. The FRA works closely with the railroad industry on various safety issues through its Rail Safety Advisory Committee, and also initiates regulatory proceedings when needed to address critical issues.

In addition, safety matters related to security are overseen by the Transportation Security Administration, which is part of the U.S. Department of Homeland Security.

Safety

* First nine months

Safety is a core value at CN. It is integrated into all railroad activities.

     On the strength of CN’s systematic approach to safety, both the FRA (U.S. Federal Railroad Administration) accident and FRA injury ratios have decreased consistently in the past five years. This improvement is the result of coordinated initiatives which target top causes of accidents and injuries on a dynamic basis through CN’s Integrated Safety Plan.

      This plan drives continuous improvement in safety with proactive initiatives structured in three key areas: People, Process and Technology. This plan is designed to minimize risks, keep all employees safe, and ensure the secure delivery of merchandise without injury or accident.

      For the ‘People’ component of its Safety Plan, CN strengthens its safety culture through training, involvement, communication, coaching and recognition. CN invests more than $10 million annually in safety training, and drives toward the next level of improvement by involving personnel through health and safety committees. Through its Risk Management Policy and communication plan, CN encourages employees to champion safety while taking the necessary actions to address issues which constitute risks to themselves, their fellow employees, customers and the general public.

* First nine months

     CN’s ABC (antecedents, behavior, consequences) behavioral initiative is a constructive new process, designed to improve safety and the work environment. This initiative stresses clarity of communications and expectations, as well as consistency of recognition and corrective action. Supervisors across the system are being trained to develop leadership and communication skills to create a culture of excellence that is directly focused on CN’s five principles.

Process safety initiatives are designed to systematize safety into all railroad activities. This includes a decentralized and dynamic approach to trend analysis, a contractor safety process and safe work procedures which minimize the risk of critical operational activities. Best Safety Practices developed by all of CN’s Regions are an effective means of minimizing risk by putting in practice proven initiatives based on experience and benchmarking with other railroads. As well, compliance with rules and safe work procedures is actively driven with multiple field auditing processes involving audit teams and supervisors at the Regional and Corporate levels.

     CN invests heavily in innovative technologies with the objective of derailment prevention through the identification of potential hazards in its infrastructure and equipment. CN’s wayside inspection system, already one of the most advanced in North America, is benefiting from ongoing improvements with the use of a new acoustic bearing detector and the acquisition of new wheel-impact and wheel-specification detectors. A central database – used to identify cars with multiple symptoms before they reach condemnable levels – enhances the predictive power of CN’s wayside inspection data.

On the Engineering side, CN continues to augment its basic capital expenditures to improve track infrastructure, bridges, and signals and communications. In 2005, track inspections have been increased to minimize the risk of derailments. In 2006, rail flaw detection and track geometry testing will once again be increased to minimize the risk of derailments. Using track inspection data, combined with trend analysis, CN focuses strategic capital on key areas where the greatest benefits can be achieved.

Despite some unfortunate incidents this year, for the first nine months of 2005, CN has been an industry leader with an FRA accident ratio of 1.4 FRA accidents per million train miles. CN has also improved its FRA injury ratio for the first nine months to 2.5 FRA injuries per 200,000 person-hours, from 2.7 for the comparable period in 2004.

Transportation of Dangerous Goods and Responsible Care®

CN is a leader in Responsible Care®, and this initiative will continue to be actively promoted system-wide. The objective is continuous improvement in the areas of health and safety, security, environment, and community outreach along transportation corridors. In 2005, CN sustained its Responsible Care® commitment by undergoing an impartial audit conducted by the ACC (American Chemistry Council) and CCPA (Canadian Chemical Producers’ Association) in October. Preliminary results are very positive.

Every year, CN presents Safe Handling Awards to customers who demonstrate an excellent safety record in loading and shipping dangerous goods. In 2005, CN presented awards to 86 customers.

Strict government regulations supported by Company policies and procedures are in place to ensure dangerous goods/hazardous materials are transported safely. Customers and employees work together to meet the daily challenges of running a safe operation.

CN 911, a tank car specially designed and equipped for training emergency responders, is used along the entire CN network.

Shareholder value

U.S. dollar sensitivity

Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues (approximately 50-55 per cent), expenses (approximately 55-60 per cent), and debt (about 90 per cent) is denominated in U.S. dollars. Thus, the Company’s results are affected by exchange-rate fluctuations. On average, a one-cent annual appreciation of the Canadian dollar (for example from $0.84 to $0.85 US$ per C$) against the U.S. dollar negatively affects net income by about $8 million to $9 million per year.

Managing financial risks

With CN’s profitability affected by fluctuations in the value of the Canadian dollar, fuel-price volatility – and to a lesser extent interest-rate movements, CN uses financial derivatives on a limited basis as hedge instruments. The Company also applies a structural approach to financial-risk management. For instance, CN issues debt in U.S. dollars as a hedge to its increasing U.S. dollar-denominated revenues and assets. As the Canadian dollar appreciates, CN’s Canadian dollar interest expense declines.

* First nine months
To take advantage of generally lower short-term interest rates, CN keeps about 20 per cent of its financings at floating interest rates through commercial paper, securitization and leases with floating-rate rentals.

Maintaining financial flexibility

CN adopts a prudent approach in the management of its financial affairs. The result is the strongest balance sheet in the industry for the past few years – in spite of debt-financed acquisitions.

On top of its considerable cash-generation capacity, the Company maintains ample financial flexibility with ready access to various sources of funds. These include: a five-year US$1 billion committed revolving credit facility, a C$800 million commercial paper program (backed by the revolving credit facility), and a C$500 million securitization program backed by sales of accounts receivable.

Credit rating agencies have concretely acknowledged CN’s financial strength with rating upgrades. In June 2005, Dominion Bond Rating Service raised CN to A(low), from BBB(high), followed by an S&P upgrade to A-, from BBB+ in July, while Moody’s is placing CN under review for a possible upgrade from Baa1. These higher ratings enable CN to obtain financing at lower costs.

* First nine months

(1) See Appendix C for a
reconciliation of non-GAAP
measures.

(2) Adjusted to exclude items
affecting the comparability
of results. See Appendix C
for a reconciliation of
non-GAAP measures.

* As at September 30, 2005

Management incentives

Through the Company’s Annual Incentive Bonus Plan (AIBP), a substantial portion of an executive’s annual compensation is linked to the achievement of key financial, business and personal objectives set by the Board of Directors at the beginning of the year. The bulk of the bonus is linked to the achievement of goals that contribute to the organization’s long-term financial growth and profitability. These goals include the Company’s performance against revenues, operating income, earnings per share, free cash flow and return on invested capital.

Corporate governance

CN adheres to the highest standards in its governance practices. These practices are designed to assist the company in the achievement of its principal stated corporate objective, which is the enhancement of shareholder value on a long-term basis. On March 8 and September 21, 2005, the Board of Directors revised CN’s Corporate Governance Manual with a view to continuously improve the Company’s Board and Committee practices.

In addition, the Board adopted a code of business conduct for all directors, officers and employees in 2003. CN is committed to the promotion of best practices in all aspects of its activities. CN’s vast presence in Canada and the U.S. subjects the Company to complex laws and regulations in many jurisdictions. The Company also deals with thousands of customers, suppliers, contractors and partners around the world that are helping CN to become the best transportation company in North America. With thousands of transactions over thousands of miles, CN’s high standards of ethical business conduct remain a constant.

Rewarding shareholders

Share repurchases

In the second quarter of 2005, the Company completed its 14.0 million share repurchase program, which began November 1, 2004, repurchasing the remaining 5.4 million common shares for $401 million, at an average price of $74.30 per share. The total cost of the program was $1.021 billion (average price per share of $72.94), with 10.0 million shares repurchased in 2005 for $748 million.

      With superior free cash flow generation and a strong balance sheet, on July 20, 2005, the Board of Directors of the Company approved its fifth share repurchase program. This program allows for the repurchase of up to 16.0 million common shares between July 25, 2005 and July 24, 2006 pursuant to a normal course issuer bid, at prevailing market prices.

      As of September 30, 2005, the Company repurchased 4.75 million common shares for $380 million (average price of $79.98 per share) under the new share repurchase program. Since the first program began in January 2000, CN has repurchased 57.75 million shares through normal course issuer bids at an average price of $48.29.

Dividends

     CN’s current dividend policy pays a quarterly dividend of twenty-five cents ($0.25) per common share. Since the Company’s IPO in 1995, there have been nine consecutive increases in CN’s cash dividend.

Stock splits

     In order to ensure greater accessibility of CN shares to individual investors, and to increase the liquidity of shares, CN has split its stock on two occasions since its November 1995 IPO. The first stock split paid by way of stock dividend was a two-for-one paid on September 27, 1999 to shareholders of record at the close of business September 23, 1999.

     The second stock split was a three-for-two split, also in the form of a stock dividend. Shareholders received half an additional common share of CN for each common share held (one additional share for each two shares held). The stock dividend was paid on February 27, 2004, to shareholders of record at the close of business on February 23, 2004.

      All share and per share data has been adjusted accordingly.

Appendix A

Financial and statistical data
u.s. gaap

Appendix A

CANADIAN NATIONAL RAILWAY COMPANY unaudited	QUARTERLY CONSOLIDATED STATEMENT OF INCOME 2003 – 2005(1)

$ in millions, unless otherwise indicated

			2003					2004				2005

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3
Revenues
Petroleum and chemicals	$281	$243	$244	$245	$1,013	$250	$259	$282	$268	$1,059	$275	$271	$267
Metals and minerals	126	131	130	140	527	134	184	203	193	714	199	214	209
Forest products	324	334	331	331	1,320	320	369	417	399	1,505	404	450	448
Coal	74	70	57	60	261	67	74	71	72	284	79	97	80
Grain and fertilizers	236	204	222	285	947	256	274	234	299	1,063	276	260	273
Intermodal	265	289	280	267	1,101	228	287	302	300	1,117	287	313	331
Automotive	143	143	103	136	525	130	143	112	125	510	122	139	114
Other items	47	49	46	48	190	53	75	88	80	296	64	94	88

Total revenues	1,496	1,463	1,413	1,512	5,884	1,438	1,665	1,709	1,736	6,548	1,706	1,838	1,810

Operating expenses
Labor and fringe benefits	454	415	414	415	1,698	419	466	465	469	1,819	499	436	453
Purchased services and material	200	178	151	174	703	190	181	190	185	746	206	196	188
Depreciation and amortization	143	139	136	136	554	142	150	153	153	598	156	158	156
Fuel	127	125	100	117	469	122	123	132	151	528	166	179	181
Equipment rents	77	82	69	65	293	63	68	64	49	244	47	53	46
Casualty and other	121	87	89	93	390	107	102	114	122	445	106	103	121

Total operating expenses	1,122	1,026	959	1,000	4,107	1,043	1,090	1,118	1,129	4,380	1,180	1,125	1,145

Operating income	374	437	454	512	1,777	395	575	591	607	2,168	526	713	665
Interest expense	(85)	(83)	(76)	(71)	(315)	(72)	(68)	(79)	(75)	(294)	(75)	(78)	(72)
Other income (loss)	4	(4)	13	8	21	(13)	(23)	(9)	25	(20)	(4)	(5)	11

Income before income taxes and
cumulative effect of change in
accounting policy	293	350	391	449	1,483	310	484	503	557	1,854	447	630	604
Income tax expense	(89)	(106)	(97)	(225)	(517)	(100)	(158)	(157)	(181)	(596)	(148)	(214)	(193)

Income before cumulative
effect of change in accounting
policy	204	244	294	224	966	210	326	346	376	1,258	299	416	411
Cumulative effect of change in
accounting policy (net of
applicable taxes)	48	–	–	–	48	–	–	–	–	–	–	–	–

Net income	$252	$244	$294	$224	$1,014	$210	$326	$346	$376	$1,258	$299	$416	$411

Operating ratio	75.0%	70.1%	67.9%	66.1%	69.8%	72.5%	65.5%	65.4%	65.0%	66.9%	69.2%	61.2%	63.3%

(1)	2004 includes Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail from May 10 and July 14, respectively.

Certain of the 2003 and 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

Appendix A

CANADIAN NATIONAL RAILWAY COMPANY unaudited	QUARTERLY CONSOLIDATED BALANCE SHEET 2003 – 2005

in millions

		2003				2004				2005

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
ASSETS
Current assets:
Cash and cash equivalents	$84	$130	$122	$130	$175	$135	$132	$147	$202	$155	$119
Accounts receivable	706	605	567	529	519	617	743	793	727	662	643
Material and supplies	160	152	145	120	155	169	155	127	178	187	175
Deferred income taxes	126	123	123	125	126	102	106	364	250	181	47
Other	206	186	174	223	252	260	279	279	399	279	252

	1,282	1,196	1,131	1,127	1,227	1,283	1,415	1,710	1,756	1,464	1,236

Properties	19,018	18,261	18,478	18,305	18,421	19,789	20,022	19,715	19,799	20,057	19,761
Intangible and other assets	837	828	844	905	781	898	947	940	873	918	930

Total assets	$21,137	$20,285	$20,453	$20,337	$20,429	$21,970	$22,384	$22,365	$22,428	$22,439	$21,927

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued charges	$1,511	$1,446	$1,449	$1,421	$1,366	$1,485	$1,331	$1,605	$1,586	$1,577	$1,429
Current portion of long-term debt	949	559	537	483	149	256	257	578	225	83	370
Other	79	64	62	73	82	70	69	76	77	82	115

	2,539	2,069	2,048	1,977	1,597	1,811	1,657	2,259	1,888	1,742	1,914

Deferred income taxes	4,651	4,411	4,489	4,550	4,642	5,129	4,673	4,723	4,802	4,910	4,743
Other liabilities and deferred credits	1,279	1,209	1,197	1,203	1,200	1,471	1,616	1,513	1,474	1,499	1,463
Long-term debt	4,544	4,552	4,473	4,175	4,367	4,568	5,141	4,586	4,956	5,034	4,608

Shareholders’ equity:
Common shares	4,668	4,631	4,642	4,664	4,682	4,704	4,742	4,706	4,715	4,640	4,605
Accumulated other comprehensive loss	(13)	(119)	(116)	(129)	(111)	(35)	(57)	(148)	(91)	(106)	(169)
Retained earnings	3,469	3,532	3,720	3,897	4,052	4,322	4,612	4,726	4,684	4,720	4,763

	8,124	8,044	8,246	8,432	8,623	8,991	9,297	9,284	9,308	9,254	9,199

Total liabilities and shareholders’ equity	$21,137	$20,285	$20,453	$20,337	$20,429	$21,970	$22,384	$22,365	$22,428	$22,439	$21,927

Certain of the 2003 and 2004 comparative figures have been reclassified in order to be consistent with the 2005 presentation.

Appendix A

CANADIAN NATIONAL RAILWAY COMPANY unaudited	QUARTERLY CONSOLIDATED STATEMENT OF CASH FLOWS 2003 – 2005(1)

in millions

			2003					2004				2005

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3
OPERATING ACTIVITIES
Net income	$252	$244	$294	$224	$1,014	$210	$326	$346	$376	$1,258	$299	$416	$411
Adjustments to reconcile net
income to net cash provided
from operating activities:
Depreciation and amortization	145	140	137	138	560	143	152	153	154	602	157	159	157
Deferred income taxes	72	85	65	189	411	55	87	158	66	366	136	162	146
Equity in earnings of English
Welsh and Scottish Railway	(14)	(4)	(2)	3	(17)	5	3	(1)	(3)	4	(5)	(1)	–
Cumulative effect of change in
accounting policy	(48)	–	–	–	(48)	–	–	–	–	–	–	–	–
Other changes in:
Accounts receivable	1	79	39	34	153	8	(68)	(80)	(93)	(233)	64	70	(10)
Material and supplies	(37)	3	7	24	(3)	(35)	(3)	30	18	10	(51)	(8)	9
Accounts payable and
accrued charges	(30)	(45)	(30)	9	(96)	(66)	37	(81)	115	5	(21)	(60)	(103)
Other net current assets and
liabilities	(9)	4	3	(27)	(29)	(29)	48	26	(24)	21	(10)	53	40
Other	29	(5)	13	(6)	31	14	8	5	79	106	14	(6)	(7)

Cash provided from operating
activities	361	501	526	588	1,976	305	590	556	688	2,139	583	785	643

INVESTING ACTIVITIES
Net additions to properties	(121)	(266)	(309)	(347)	(1,043)	(125)	(259)	(323)	(365)	(1,072)	(153)	(318)	(321)
Acquisition of BC Rail	–	–	–	–	–	–	–	(984)	–	(984)	–	–	–
Acquisition of GLT	–	–	–	–	–	–	(553)	6	–	(547)	–	–	–
Other, net	(10)	3	2	(27)	(32)	141	31	(3)	23	192	4	69	17

Cash provided from (used by) investing activities	(131)	(263)	(307)	(374)	(1,075)	16	(781)	(1,304)	(342)	(2,411)	(149)	(249)	(304)

Dividends paid	(49)	(47)	(48)	(47)	(191)	(55)	(56)	(56)	(55)	(222)	(71)	(69)	(68)

FINANCING ACTIVITIES
Issuance of long-term debt	1,316	708	705	1,380	4,109	491	3,530	2,903	1,353	8,277	620	473	648
Reduction of long-term debt	(1,087)	(676)	(825)	(1,553)	(4,141)	(726)	(3,340)	(2,132)	(1,381)	(7,579)	(651)	(596)	(599)
Issuance of common shares	11	30	28	14	83	14	17	30	25	86	70	10	24
Repurchase of common shares	(362)	(207)	(87)	–	(656)	–	–	–	(273)	(273)	(347)	(401)	(380)

Cash provided from (used by) financing activities	(122)	(145)	(179)	(159)	(605)	(221)	207	801	(276)	511	(308)	(514)	(307)

Net increase (decrease) in cash and cash equivalents	59	46	(8)	8	105	45	(40)	(3)	15	17	55	(47)	(36)
Cash and cash equivalents, beginning of period	25	84	130	122	25	130	175	135	132	130	147	202	155

Cash and cash equivalents, end of period	$84	$130	$122	$130	$130	$175	$135	$132	$147	$147	$202	$155	$119

Supplemental cash flow information
Net cash receipts from customers and other	$1,556	$1,489	$1,602	$1,375	$6,022	$1,404	$1,619	$1,738	$1,740	$6,501	$1,886	$1,834	$1,825
Net cash recoveries (payments) for:
Employee services, suppliers and other expenses	(965)	(832)	(891)	(574)	(3,262)	(931)	(841)	(974)	(882)	(3,628)	(1,113)	(892)	(946)
Interest	(82)	(81)	(80)	(82)	(325)	(74)	(54)	(71)	(83)	(282)	(91)	(52)	(93)
Workforce reductions	(48)	(41)	(32)	(34)	(155)	(32)	(24)	(25)	(12)	(93)	(31)	(21)	(20)
Personal injury and other claims	(38)	(17)	(36)	(35)	(126)	(36)	(19)	(23)	(28)	(106)	(27)	(21)	(23)
Pensions	(4)	(21)	(21)	(46)	(92)	(6)	(60)	(61)	(34)	(161)	(2)	(52)	(19)
Income taxes	(58)	4	(16)	(16)	(86)	(20)	(31)	(28)	(13)	(92)	(39)	(11)	(81)

Cash provided from operating activities	$361	$501	$526	$588	$1,976	$305	$590	$556	$688	$2,139	$583	$785	$643

(1)	2004 includes GLT and BC Rail from May 10 and July 14, respectively.

Appendix A

CANADIAN NATIONAL RAILWAY COMPANY unaudited	QUARTERLY STATISTICAL DATA 2003 – 2005(1)

			2003					2004				2005

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3

Statistical operating data

Gross ton miles (GTM) (millions)	76,109	77,715	76,169	83,600	313,593	77,953	83,179	83,039	88,636	332,807	84,476	86,206	84,384
Revenue ton miles (RTM) (millions)	39,568	39,436	39,499	43,649	162,152	41,294	43,175	43,798	45,973	174,240	44,921	44,757	44,425
Carloads (thousands)	1,016	1,030	1,010	1,044	4,100	977	1,146	1,210	1,245	4,578	1,192	1,225	1,216
Route miles (includes Canada and the U.S.)	17,618	17,539	17,539	17,544	17,544	17,544	17,898	19,303	19,304	19,304	19,221	19,221	19,221
Employees (end of period)	21,578	22,431	22,293	21,489	21,489	21,424	22,514	23,466	22,679	22,679	22,390	22,462	22,141
Employees (average during period)	21,528	22,229	22,357	21,918	22,012	21,219	22,192	23,332	23,043	22,470	22,371	22,519	22,233

Productivity

Freight revenue per RTM (cents)	3.66	3.59	3.46	3.35	3.51	3.35	3.68	3.70	3.60	3.59	3.66	3.90	3.88
Freight revenue per carload ($)	1,426	1,373	1,353	1,402	1,389	1,418	1,387	1,340	1,330	1,366	1,378	1,424	1,416
Operating expenses per GTM (cents)	1.47	1.32	1.26	1.20	1.31	1.34	1.31	1.35	1.27	1.32	1.40	1.31	1.36
Labor and fringe benefits expense
per GTM (cents)	0.60	0.53	0.54	0.50	0.54	0.54	0.56	0.56	0.53	0.55	0.59	0.51	0.54
GTMs per average number of
employees (thousands)	3,535	3,496	3,407	3,814	14,246	3,674	3,748	3,559	3,847	14,811	3,776	3,828	3,795
Diesel fuel consumed (U.S. gallons in millions)	93	94	88	99	374	95	98	95	103	391	104	102	96
Average fuel price ($/U.S. gallon)	1.30	1.26	1.13	1.12	1.21	1.20	1.27	1.31	1.43	1.30	1.53	1.66	1.79
GTMs per U.S. gallon of fuel consumed	818	827	866	844	838	821	849	874	861	851	812	845	879

Safety indicators

Injury frequency rate per 200,000 person hours	2.9	2.6	3.5	2.4	2.9	2.6	2.5	2.8	2.3	2.6	2.5	2.1	2.8
Accident rate per million train miles	1.7	2.3	1.9	2.1	2.0	1.4	1.2	2.0	1.7	1.6	1.1	1.4	1.8

(1)	2004 includes GLT and BC Rail from May 10 and July 14, respectively.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

Appendix B

Financial and statistical data
pro forma

Appendix B

CANADIAN NATIONAL RAILWAY COMPANY unaudited	QUARTERLY CONSOLIDATED STATEMENT OF INCOME – PRO FORMA(1) 2003 – 2004

$ in millions, except per share data, or unless otherwise indicated

			2003					2004

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Revenues
Petroleum and chemicals	$293	$254	$257	$259	$1,063	$264	$270	$284	$268	$1,086
Metals and minerals	167	178	171	173	689	172	205	203	193	773
Forest products	373	378	379	377	1,507	369	414	424	399	1,606
Coal	81	76	65	65	287	71	77	71	72	291
Grain and fertilizers	238	205	223	289	955	259	275	235	299	1,068
Intermodal	265	289	280	268	1,102	228	288	301	300	1,117
Automotive	143	143	103	136	525	130	143	112	125	510
Other items	53	85	82	80	300	64	89	89	80	322

Total revenues	1,613	1,608	1,560	1,647	6,428	1,557	1,761	1,719	1,736	6,773

Operating expenses
Labor and fringe benefits	500	462	458	457	1,877	463	494	469	469	1,895
Purchased services and material	224	205	171	192	792	216	196	191	185	788
Depreciation and amortization	156	152	151	151	610	154	158	153	153	618
Fuel	138	139	114	131	522	134	132	133	151	550
Equipment rents	75	79	65	62	281	60	62	63	49	234
Casualty and other	127	94	94	104	419	116	108	114	122	460

Total operating expenses	1,220	1,131	1,053	1,097	4,501	1,143	1,150	1,123	1,129	4,545

Operating income	393	477	507	550	1,927	414	611	596	607	2,228

Interest expense	(101)	(99)	(92)	(86)	(378)	(93)	(87)	(82)	(75)	(337)
Other income (loss)	4	(4)	12	8	20	(12)	(23)	(9)	25	(19)

Income before income taxes and cumulative
effect of change in accounting policy	296	374	427	472	1,569	309	501	505	557	1,872
Income tax expense	(89)	(113)	(109)	(232)	(543)	(98)	(163)	(158)	(181)	(600)

Income before cumulative effect of change
in accounting policy	207	261	318	240	1,026	211	338	347	376	1,272
Cumulative effect of change in accounting policy
(net of applicable taxes)	51	–	–	–	51	–	–	–	–	–

Net income	$258	$261	$318	$240	$1,077	$211	$338	$347	$376	$1,272

Operating ratio	75.6%	70.3%	67.5%	66.6%	70.0%	73.4%	65.3%	65.3%	65.0%	67.1%

Diluted earnings per share	$0.87	$0.90	$1.10	$0.83	$3.70	$0.73	$1.17	$1.19	$1.29	$4.39
Adjusted diluted earnings per share(2)	$0.70	$0.90	$1.10	$1.11	$3.80	$0.73	$1.17	$1.19	$1.29	$4.39

(1)	Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail were acquired and consolidated on May 10, 2004 and July 14, 2004, respectively. Pro forma assumes that the acquisitions took place on January 1, 2003. See Appendix C for a reconciliation of non-GAAP measures.

(2)	Based on adjusted pro forma net income. See Appendix C for a reconciliation of non-GAAP measures.

Certain of the 2003 and 2004 figures have been reclassified in order to be consistent with the 2005 presentation.

Appendix B

CANADIAN NATIONAL RAILWAY COMPANY unaudited	QUARTERLY SUPPLEMENTARY INFORMATION – PRO FORMA(1) 2003 – 2004

			2003					2004

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Revenue ton miles
millions
Petroleum and chemicals	8,051	7,159	7,383	7,913	30,506	7,934	7,792	8,085	8,057	31,868
Metals and minerals	3,898	4,014	3,999	4,354	16,265	4,401	4,469	4,321	4,066	17,257
Forest products	9,177	9,795	9,895	9,883	38,750	9,656	10,429	10,843	10,191	41,119
Coal	3,381	3,734	3,191	3,193	13,499	3,252	3,161	3,036	3,342	12,791
Grain and fertilizers	8,704	7,392	8,361	11,466	35,923	10,075	10,040	8,843	11,290	40,248
Intermodal	7,309	8,225	7,802	7,832	31,168	6,990	7,737	8,090	8,185	31,002
Automotive	847	913	620	845	3,225	834	905	740	842	3,321

	41,367	41,232	41,251	45,486	169,336	43,142	44,533	43,958	45,973	177,606

Carloads
thousands
Petroleum and chemicals	149	138	140	148	575	151	149	152	151	603
Metals and minerals	212	213	180	177	782	223	261	253	254	991
Forest products	178	179	178	178	713	178	183	187	181	729
Coal	117	120	108	106	451	114	110	109	113	446
Grain and fertilizers	135	122	137	162	556	144	144	134	157	579
Intermodal	308	332	323	313	1,276	261	313	314	314	1,202
Automotive	73	76	60	79	288	76	80	64	75	295

	1,172	1,180	1,126	1,163	4,641	1,147	1,240	1,213	1,245	4,845

(1)	GLT and BC Rail were acquired and consolidated on May 10, 2004 and July 14, 2004, respectively. Pro forma assumes that the acquisitions occurred on January 1, 2003.

Appendix B

CANADIAN NATIONAL RAILWAY COMPANY unaudited	QUARTERLY SUPPLEMENTARY INFORMATION – PRO FORMA(1) 2003 – 2004

			2003					2004

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Freight revenue/RTM (cents)
Petroleum and chemicals	3.64	3.55	3.48	3.27	3.48	3.33	3.47	3.51	3.33	3.41
Metals and minerals	4.28	4.43	4.28	3.97	4.24	3.91	4.59	4.70	4.75	4.48
Forest products	4.06	3.86	3.83	3.81	3.89	3.82	3.97	3.91	3.92	3.91
Coal	2.40	2.04	2.04	2.04	2.13	2.18	2.44	2.34	2.15	2.28
Grain and fertilizers	2.73	2.77	2.67	2.52	2.66	2.57	2.74	2.66	2.65	2.65
Intermodal	3.63	3.51	3.59	3.42	3.54	3.26	3.72	3.72	3.67	3.60
Automotive	16.88	15.66	16.61	16.09	16.28	15.59	15.80	15.14	14.85	15.36

	3.77	3.69	3.58	3.45	3.62	3.46	3.75	3.71	3.60	3.63

Freight revenue/carload (dollars)
Petroleum and chemicals	1,966	1,841	1,836	1,750	1,849	1,748	1,812	1,868	1,775	1,801
Metals and minerals	788	836	950	977	881	771	785	802	760	780
Forest products	2,096	2,112	2,129	2,118	2,114	2,073	2,262	2,267	2,204	2,203
Coal	692	633	602	613	636	623	700	651	637	652
Grain and fertilizers	1,763	1,680	1,628	1,784	1,718	1,799	1,910	1,754	1,904	1,845
Intermodal	860	870	867	856	864	874	920	959	955	929
Automotive	1,959	1,882	1,717	1,722	1,823	1,711	1,788	1,750	1,667	1,729

	1,331	1,291	1,313	1,347	1,320	1,302	1,348	1,344	1,330	1,331

(1)	GLT and BC Rail were acquired and consolidated on May 10, 2004 and July 14, 2004, respectively. Pro forma assumes that the acquisitions occurred on January 1, 2003.

Appendix B

CANADIAN NATIONAL RAILWAY COMPANY unaudited	QUARTERLY STATISTICAL DATA – PRO FORMA(1) 2003 – 2004

			2003					2004

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Statistical operating data
Gross ton miles (GTM) (millions)	79,181	80,751	79,108	86,537	325,577	81,042	85,782	83,758	88,636	339,218
Revenue ton miles (RTM) (millions)	41,367	41,232	41,251	45,486	169,336	43,142	44,533	43,958	45,973	177,606
Carloads (thousands)	1,172	1,180	1,126	1,163	4,641	1,147	1,240	1,213	1,245	4,845
Route miles (includes Canada and the U.S.)	19,382	19,303	19,303	19,308	19,308	19,313	19,309	19,303	19,304	19,304
Employees (end of period)	23,870	24,858	24,640	23,746	23,746	23,642	23,828	23,466	22,679	22,679
Employees (average during period)	23,781	24,611	24,750	24,207	24,337	23,342	23,839	23,621	23,043	23,461

Productivity
Freight revenue per RTM (cents)	3.77	3.69	3.58	3.45	3.62	3.46	3.75	3.71	3.60	3.63
Freight revenue per carload ($)	1,331	1,291	1,313	1,347	1,320	1,302	1,348	1,344	1,330	1,331
Operating expenses per GTM (cents)	1.54	1.40	1.33	1.27	1.38	1.41	1.34	1.34	1.27	1.34
Labor and fringe benefits expense per GTM (cents)	0.63	0.57	0.58	0.53	0.58	0.57	0.58	0.56	0.53	0.56
GTMs per average number of employees (thousands)	3,330	3,281	3,196	3,575	13,378	3,472	3,598	3,546	3,847	14,459
Diesel fuel consumed (U.S. gallons in millions)	99	99	93	104	395	101	101	96	103	401
Average fuel price ($/U.S. gallon)	1.29	1.25	1.13	1.12	1.20	1.22	1.29	1.31	1.43	1.31
GTMs per U.S. gallon of fuel consumed	800	816	851	832	824	802	849	872	861	846

Safety indicators
Injury frequency rate per 200,000 person hours	3.2	3.0	3.0	4.1	3.2	2.9	2.7	3.2	2.3	2.8
Accident rate per million train miles	2.0	2.5	2.5	2.3	2.3	1.7	1.5	1.9	1.7	1.7

(1)	GLT and BC Rail were acquired and consolidated on May 10, 2004 and July 14, 2004, respectively. Pro forma assumes that the acquisitions occurred on January 1, 2003.

Appendix C

Financial and statistical data
reconciliation of non-gaap measures

The Company makes reference to non-GAAP measures that do not have any standardized meaning prescribed by U.S. GAAP and are, therefore, not necessarily comparable to similar measures presented by other companies and, as such, should not be considered in isolation. Management believes that non-GAAP measures such as adjusted and adjusted pro forma net income and the resulting adjusted and adjusted pro forma performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures herein does not imply that they are necessarily non-recurring. The Company also believes free cash flow to be a useful measure of performance as it demonstrates the Company's ability to generate cash after the payment of capital expenditures and dividends. A reconciliation of the various non-GAAP measures to their comparable U.S. GAAP measures is provided in the section that follows.

Appendix C

CANADIAN NATIONAL RAILWAY COMPANY unaudited	RECONCILIATION OF NON-GAAP MEASURES 2000 – 2001

$ in millions, except per share data, or unless otherwise indicated

	2000			2001

	Reported	Adjustments(1)	Adjusted	Reported	Adjustments(2)	Adjusted	Pro forma	Adjusted
							adjustments(3)	pro forma
Revenues	$5,428	$–	$5,428	$5,652	$–	$5,652	$438	$6,090
Operating expenses	3,780	–	3,780	3,970	(98)	3,872	303	4,175

Operating income	1,648	–	1,648	1,682	98	1,780	135	1,915

Interest expense	(311)	–	(311)	(327)	–	(327)	(80)	(407)
Other income	136	(84)	52	65	(2)	63	24	87

Income before income taxes	1,473	(84)	1,389	1,420	96	1,516	79	1,595
Income tax expense	(536)	26	(510)	(380)	(158)	(538)	(29)	(567)

Net income	$937	$(58)	$879	$1,040	$(62)	$978	$50	$1,028

Operating ratio	69.6%		69.6%	70.2%		68.5%		68.6%

Basic earnings per share	$3.20		$3.01	$3.61		$3.39		$3.57
Diluted earnings per share	$3.12		$2.93	$3.49		$3.28		$3.45

(1)	Includes a gain of $84 million ($58 million after tax) related to the exchange of the Company’s minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

(2)	Operating expenses include a second-quarter charge of $98 million ($62 million after tax) for workforce reductions. Other income includes a first-quarter gain of $101 million ($73 million after tax) from the sale of the Company’s 50 per cent interest in the Detroit River Tunnel Company and a second-quarter charge of $99 million ($71 million after tax) to write down the Company’s net investment in 360networks Inc. 2001 also includes a second-quarter deferred income tax recovery of $122 million.

(3)	Wisconsin Central Transportation Corporation (WC) was acquired and consolidated on October 9, 2001. Pro forma assumes that the acquisition took place on January 1, 2001.

Appendix C

CANADIAN NATIONAL RAILWAY COMPANY unaudited	RECONCILIATION OF NON-GAAP MEASURES 2002– 2003

$ in millions, except per share data, or unless otherwise indicated

		2002				2003

	Reported	Adjustments(1)	Adjusted	Reported	Adjustments(2)	Adjusted	Pro forma	Adjusted
							adjustments(3)	pro forma
Revenues	$6,110	$–	$6,110	$5,884	$–	$5,884	$544	$6,428
Operating expenses	4,641	(401)	4,240	4,107	–	4,107	394	4,501

Operating income	1,469	401	1,870	1,777	–	1,777	150	1,927

Interest expense	(361)	–	(361)	(315)	–	(315)	(63)	(378)
Other income	76	–	76	21	–	21	(1)	20

Income before income taxes
and cumulative effect of
change in accounting policy	1,184	401	1,585	1,483	–	1,483	86	1,569
Income tax expense	(384)	(149)	(533)	(517)	79	(438)	(26)	(464)

Income before cumulative
effect of change in accounting policy	800	252	1,052	966	79	1,045	60	1,105
Cumulative effect of change
in accounting policy (net of applicable taxes)	–	–	–	48	(48)	–	–	–

Net income	$800	$252	$1,052	$1,014	$31	$1,045	$60	$1,105

Operating ratio	76.0%		69.4%	69.8%		69.8%		70.0%

Basic earnings per share	$2.71		$3.57	$3.54		$3.65		$3.85
Diluted earnings per share	$2.65		$3.48	$3.49		$3.60		$3.80

(1)	Includes a fourth-quarter charge of $281 million ($173 million after tax) to increase the Company’s U.S. personal injury and other claims liability and a workforce reduction charge of $120 million ($79 million after tax).
(2)	Includes a $48 million after-tax cumulative effect of change in accounting policy for removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003 and a fourth-quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates in the province of Ontario.
(3)	Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail were acquired and consolidated on May 10, 2004 and July 14, 2004, respectively. Pro forma assumes that the acquisitions took place on January 1, 2003.

Appendix C

CANADIAN NATIONAL RAILWAY COMPANY unaudited	RECONCILIATION OF NON-GAAP MEASURES 2004

$ in millions, except per share data, or unless otherwise indicated

			2004

	Reported	Adjustments	Adjusted	Pro forma	Adjusted
				adjustments(1)	pro forma
Revenues	$6,548	$–	$6,548	$225	$6,773
Operating expenses	4,380	–	4,380	165	4,545

Operating income	2,168	–	2,168	60	2,228

Interest expense	(294)	–	(294)	(43)	(337)
Other loss	(20)	–	(20)	1	(19)

Income before income taxes	1,854	–	1,854	18	1,872
Income tax expense	(596)	–	(596)	(4)	(600)

Net income	$1,258	$–	$1,258	$14	$1,272

Operating ratio	66.9%		66.9%		67.1%

Basic earnings per share	$4.41		$4.41		$4.46
Diluted earnings per share	$4.34		$4.34		$4.39

(1)	GLT and BC Rail were acquired and consolidated on May 10, 2004 and July 14, 2004, respectively. Pro forma assumes that the acquisitions took place on January 1, 2003.

There were no adjustments for the first nine months of 2004 and 2005.

Appendix C

CANADIAN NATIONAL RAILWAY COMPANY unaudited	FREE CASH FLOW 2000 – 2005

in millions

						First nine months

	2000	2001	2002	2003	2004	2004	2005

Cash provided from operating activities	$1,506	$1,621	$1,612	$1,976	$2,139	$1,451	$2,011

Less:
Investing activities	(981)	(2,173)	(924)	(1,075)	(2,411)	(2,069)	(702)
Dividends paid	(136)	(150)	(170)	(191)	(222)	(167)	(208)

Cash provided (used) before financing activities	389	(702)	518	710	(494)	(785)	1,101

Adjustments:
Change in level of accounts receivable sold (1)	(3)	(133)	(5)	(132)	(12)	8	(43)
Acquisitions (2)	–	1,278	–	–	1,531	1,531	–

Free cash flow	$386	$443	$513	$578	$1,025	$754	$1,058

(1)	Changes in the level of accounts receivable sold under the Company’s accounts receivable securitization program are considered a financing activity.
(2)	Significant acquisitions, WC in 2001, and GLT and BC Rail in May and July 2004, respectively, are excluded as they are not indicative of normal day-to-day investments in the Company’s asset base.

CN’s Executive Council

E. Hunter Harrison

James M. Foote

Ed L. Harris

Claude Mongeau

E. Hunter Harrison

President and Chief Executive Officer

E. Hunter Harrison became President and Chief Executive Officer of CN on January 1, 2003. Before assuming that position, he had served as CN’s Executive Vice-President and Chief Operating Officer during the previous five years. He was appointed to the Company’s Board of Directors on December 6, 1999. Prior to joining CN, Mr. Harrison had been President and Chief Executive Officer of the Illinois Central Corporation and the Illinois Central Railroad Company, as well as a director of both IC and ICRR, from 1993 to 1998.

     Mr. Harrison’s railroad career began in 1963 when he joined the Frisco (St. Louis-San Francisco) Railroad as a carman-oiler in Memphis while still attending school. He advanced through positions of increasing responsibility in the operations function, first with the Frisco, then with Burlington Northern (BN) after BN acquired the Frisco in 1980. Before moving to IC and ICRR in 1989, he served as BN’s Vice-President – Transportation and Vice-President – Service Design.

     With IC and ICRR, Mr. Harrison first held the position of Vice-President and Chief Operating Officer, becoming Senior Vice-President – Transportation in 1991, Senior Vice-President – Operations in 1992, and President and Chief Executive Officer the following year. During his career with Illinois Central, he initiated the concept of scheduled service for freight shipments, maintaining a sharp focus on operational efficiency and asset utilization. By 1996, he had succeeded in driving the railroad’s operating ratio down by some 30 points to the low 60s – the best in the entire North American rail industry.

     As CN’s Executive Vice-President and Chief Operating Officer, he applied the same philosophy and methods, implementing an aggressive operating plan and refining the railroad’s scheduled service to produce industry-leading operating ratio and on-time performance results. Mr. Harrison was named North America’s Railroader of the Year by Railway Age magazine in 2002.

James M. Foote

Executive Vice-President Sales and Marketing

James M. Foote was appointed Executive Vice-President, Sales and Marketing in October 2000. He is responsible for the strategic leadership and direction of CN’s Sales and Marketing groups.

     Mr. Foote joined CN in August 1995 as Vice-President, Investor Relations, to assist the Company’s privatization. He also served as CN’s Vice-President of Merchandise and more recently Senior Vice-President, Sales and Marketing. Prior to joining CN he was Vice-President, Corporate Development, Investor Relations and Tax with the Chicago and North Western Railroad, where he held successively senior management positions in finance, law, labor relations, corporate communications, and operations.

     He is a graduate of the University of Wisconsin – Superior, the John Marshall Law School in Chicago, and has a master’s degree in law from the Chicago Kent College of Law.

Ed L. Harris

Executive Vice-President Operations

Ed Harris was appointed Executive Vice-President, Operations, in March 2005. He is responsible for the Company’s rail operations in Canada and the United States, and for CN’s network operations center in Edmonton, Alberta. CN’s senior vice-presidents for Eastern Canada, Western Canada and the United States also report to him.

     Mr. Harris was previously Senior Vice-President, Operations since 2003. Prior to that, he had been Chief Transportation Officer; Vice-President, Midwest Division; and Vice-President, Operations, for Illinois Central, a position he assumed in 1998 after a year’s service as General Manager, Northern Region. From 1994 to 1997, Harris held the same position on IC’s Southern Region.

     Mr. Harris joined IC in 1968 and held positions of increasing responsibility in communications, materials control, and transportation, and also served as Acting Executive Director, Labor Relations, in 1992. His IC service was interrupted by a four-year tour of duty in the U.S. Marine Corps.

     Mr. Harris holds a Bachelor of Science degree in management from the University of Illinois at Champaign.

Claude Mongeau

Executive Vice-President and Chief Financial Officer

Claude Mongeau became Executive Vice-President and Chief Financial Officer in October 2000. He leads CN’s strategic planning process and is responsible for the overall financial management of the Company.

     He joined CN in May 1994 and has held the positions of Vice-President, Strategic and Financial Planning, and Assistant Vice-President Corporate Development. He was appointed Senior Vice-President and Chief Financial Officer in October 1999.

     Prior to joining CN, Mr. Mongeau was a partner with Groupe Secor, a Montreal-based management consulting firm providing strategic advice to large Canadian corporations such as Bombardier and Bell Canada. He also worked in the business development unit of Imasco Inc., a diversified holding company with subsidiaries operating in the manufacturing, retail, and financial services sectors. His career started in Europe with Bain & Company, a leading American consulting firm.

     In 1997, Claude Mongeau was named one of Canada’s top 40 executives under 40 years of age by the Financial Post Magazine. In 2005, he was selected Canada’s CFO of the Year by an independent committee of prominent Canadian business leaders.

Corporate information

Board of Directors

David G. A. McLean, O.B.C., LL.D.
Chairman of the Board
Canadian National Railway Company
Chairman and Chief Executive Officer
The McLean Group
Vancouver, BC
Committees: 3(C), 4, 5, 6, 7, 8

E. Hunter Harrison
President and Chief Executive Officer
Canadian National Railway Company
Burr Ridge, IL
Committees: 4(C), 7

Michael Ralph Armellino
Retired Partner
The Goldman Sachs Group
Fort Lee, NJ
Committees: 1, 2, 7(C), 8

A. Charles Baillie LL.D.
Former Chairman and CEO
The Toronto-Dominion Bank
Toronto, ON
Committees: 1, 3, 6, 7

Hugh J. Bolton, F.C.A.
Chairman
EPCOR Utilities Inc.
Edmonton, AB
Committees: 1, 3, 6, 7

Purdy Crawford, O.C., Q.C., LL.D.
Counsel
Osler, Hoskin & Harcourt
Toronto, ON
Committees: 1, 3, 6(C), 7, 8

J. V. Raymond Cyr, O.C., LL.D.
Chairman of the Board
PolyValor Inc.
Montreal, QC
Committees: 2, 5(C), 7, 8

Ambassador Gordon D. Giffin
Senior Partner
McKenna Long & Aldridge
Atlanta, GA
Committees: 2, 5, 6, 7

James K. Gray, O.C., A.O.E., LL.D.
Corporate Director and Former
Chairman and Chief Executive Officer
Canadian Hunter Exploration Ltd.
Calgary, AB
Committees: 3, 5, 6, 7

Edith E. Holiday
Corporate Director and Trustee
Former General Counsel
United States Treasury Department
and Secretary of the Cabinet
The White House
Washington, DC
Committees: 3, 5, 6, 7, 8

V. Maureen Kempston Darkes,
O.C., D. Comm., LL.D.
Group Vice-President
General Motors Corporation
and President
GM Latin America,
Africa and Middle East
Miramar, FL
Committees: 2, 5, 7, 8

Denis Losier
President and Chief Executive Officer
Assumption Life
Moncton, NB
Committees: 1, 2(C), 7, 8

The Honourable Edward C. Lumley,
P.C., LL.D.
Vice-Chairman
BMO Nesbitt Burns
South Lancaster, ON
Committees: 2, 5, 6, 7, 8(C)

Robert Pace
President and Chief Executive Officer
The Pace Group
Halifax, NS
Committees: 1(C), 3, 6, 7, 8

Committees
1. Audit 2. Finance 3. Corporate governance and nominating 4. Donations 5. Environment, safety and security 6. Human resources and compensation 7. Strategic planning 8. Investment (C) Denotes chairman of the committee

Shareholder and investor information

Transfer Agent and Registrar
Computershare Trust Company of Canada

Offices in:
Montreal, QC; Toronto, ON;
Calgary, AB; Vancouver, BC
Telephone: 1-800-332-0095
Fax: 1-888-453-0330
www.computershare.com

Co-transfer agent and co-registrar
Computershare Trust Company of New York
88 Pine Street, 19th Floor
Wall Street Plaza
New York, NY 10005
Telephone: (212) 701-7600 or
1-800-245-7630

Dividend payment options
Shareholders wishing to receive dividends by
Direct Deposit or in U.S. dollars may obtain
detailed information by communicating with:
Computershare Trust Company of Canada
Telephone: 1-800-332-0095

Stock exchanges
CN common shares are listed on the Toronto
and New York stock exchanges.

Ticker symbols:
CNR (Toronto Stock Exchange)
CNI (New York Stock Exchange)

Investor relations
Robert Noorigian
Vice-President, Investor Relations

Nadeem Velani
Manager, Investor Relations
Telephone: (514) 399-6175 or
1-800-319-9929

Shareholder services
Shareholders having inquiries concerning
their shares or wishing to obtain information
about CN should contact: Computershare
Trust Company of Canada

Shareholder services
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-332-0095
Fax: 1-888-453-0330
Email: service@computershare.com

Head office
Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9
P.O. Box 8100
Montreal, Quebec H3C 3N4

www.cn.ca

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: November 15, 2005	By:	/s/ Cristina Circelli

Name: Cristina Circelli Title: General Counsel